Form 10-K405, Exhibit 13
period 1995-12-31
THACKERAY CORP
filed 1996-03-29
CIK 354639

Thackeray Corporation

                                Annual Report

                                     1995

                                                         Thackeray Corporation



Dear Stockholder:

     The net proceeds from the May 1995 sale of Atlantic Hardware & Supply Corporation have provided the Company with sufficient liquidity for the near term.

     As I mentioned in last year's letter, our principal focus is in preserving and enhancing the value of our Orlando Property. In that regard, we recently entered into a non-binding letter of intent with a prominent developer with respect to the joint development of the property and will keep you apprised of its progress.

                                        Very truly yours,

                                        /s/ MARTIN J. RABINOWITZ

                                        MARTIN J. RABINOWITZ
                                        Chairman of the Board

March 20, 1996
New York, New York

The Company

     Thackeray Corporation ("the Company") is a Delaware corporation which holds real estate and mortgage loans secured by real estate, for investment.

Selected Financial Data
Five Year Summary

     The following tabulation presents selected financial data as restated for comparability with continuing operations for Thackeray for each of the five years in the period ended December 31, 1995 (amounts stated in thousands except for per share data):



                                             1995         1994         1993        1992        1991
                                            -------     ---------     -------     -------     -------
Real estate revenues....................    $    80     $     472     $    99     $    95     $    88
(Loss) from continuing operations before
  income taxes..........................       (719)         (861)       (643)       (757)     (1,299)
Income taxes............................         --            --          --          --          --
Income (loss) from discontinued
  operations, net.......................     (1,216)        1,031       1,201         138      (2,170)
Net income (loss).......................     (1,935)          170         558        (619)     (3,469)
Net income (loss) per share.............       (.38)          .03         .11        (.12)       (.68)
Total assets............................     10,203        12,506      13,450      13,447      13,936
Mortgage loans and real estate..........      7,121         7,254       7,869       7,881       7,935
Stockholders' equity....................      9,754        11,689      11,519      10,961      11,580


     No dividends were declared on Thackeray's common stock during the period covered by this tabulation. (See Notes 2 and 4 of Notes to Consolidated Financial Statements for discussion of discontinued operations.)

Quarterly Financial Data (Unaudited)

     Financial data for interim periods were as follows (amounts stated in thousands except for per share data):


                                              March 31     June 30   September 30 December 31
                                              --------     -------   ------------ -----------
1995
  Real estate revenues....................     $   20      $    21      $   20      $    19
  Income (loss) from real estate
     operations...........................        (43)         (60)        (59)        (190)
  Net income (loss).......................       (201)      (1,430)        (53)        (251)
  Net income (loss) per share.............       (.04)        (.28)       (.01)        (.05)
1994
  Real estate revenues....................     $   24      $   355      $   74      $    19
  Income (loss) from real estate
     operations...........................        (53)         159           2         (499)
  Net Income (loss).......................        (28)         115         157          (74)
  Net Income (loss) per share.............       (.01)         .03         .03         (.02)

                                       3

Operating Review
Management's Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources

     The Company believes that its current cash balance will be sufficient to fund its requirements for the foreseeable future.

     At December 31, 1995, the Company had no material commitments for capital expenditures.

Results of Operations

  1995 vs. 1994

     Total real estate revenues for 1995 were $80,000 versus $472,000 for the prior year. 1994 included a real estate sale in the amount of $330,000, as well as other revenues of $50,000, resulting from a forfeited real estate deposit.

     Property carrying costs for 1995 were $25,000 or 7.6% higher than the amount incurred for 1994. The increase is largely due to an increase in professional fees relating to the real estate properties.

     General and administrative expenses for 1995 were essentially level with amounts incurred in 1994.

     In 1995, the Company increased its allowance for possible losses on real estate by $80,000, reducing the carrying value of its Sumter County, Florida acreage to reflect current market conditions.

  1994 vs. 1993

     Total real estate revenues for 1994 of $472,000 were $373,000 higher than the prior year. 1994 included the aforementioned real estate sale of $330,000, and other revenues of $50,000.

     Property carrying costs for 1994 were $63,000 or 23.9% higher than the amount incurred in 1993. The increase is primarily due to higher property taxes.

     General and administrative expenses for 1994 decreased by $29,000 or 6.1% from amounts incurred in 1993. The decrease was primarily in professional costs.

     In 1994, the Company increased its allowance for possible losses on real estate by $436,000, reducing the carrying value of its Dade County, Florida acreage to reflect current market conditions.

Impact of Inflation

     The Company acknowledges that the costs of carrying and operating its real estate may be adversely affected by inflation, however it also expects that such increased costs would be offset by commensurate increases in market value.

                   Report of Independent Public Accountants

To the Board of Directors
   and Stockholders of
   Thackeray Corporation:

We have audited the accompanying consolidated balance sheets of Thackeray Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thackeray Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                             Arthur Andersen LLP
New York, New York
March 20, 1996

Consolidated Balance Sheets
December 31, 1995 and 1994



                                                                   1995             1994
                                                               ------------     ------------
Assets:
  Cash and Cash equivalents................................    $  3,020,000     $    130,000
  Mortgage loans...........................................          62,000          115,000
  Investments in real estate (net of allowance of $713,000
     in 1995 and $633,000 in 1994).........................       7,059,000        7,139,000
  Other assets.............................................          62,000          118,000
  Net assets of discontinued operations....................              --        5,004,000
                                                               ------------     ------------
                                                               $ 10,203,000     $ 12,506,000
                                                               ============     ============
Liabilities and Stockholders' Equity:
  Accounts payable and accrued expenses....................    $     83,000     $     46,000
  Accrued income and other taxes...........................         238,000          193,000
  Short-term debt..........................................              --          450,000
  Other liabilities........................................         128,000          128,000
                                                               ------------     ------------
          Total liabilities................................         449,000          817,000
                                                               ------------     ------------
  Commitments
  Stockholders' equity:
     Common stock, $.10 par value (20,000,000 shares
       authorized; 6,187,401 shares issued)................         619,000          619,000
     Capital in excess of par value........................      53,424,000       53,424,000
     Accumulated deficit...................................     (34,299,000)     (32,364,000)
     Treasury stock (1,080,000 shares).....................      (9,990,000)      (9,990,000)
                                                               ------------     ------------
          Total stockholders' equity.......................       9,754,000       11,689,000
                                                               ------------     ------------
                                                               $ 10,203,000     $ 12,506,000
                                                               ============     ============

     The accompanying notes are an integral part of these balance sheets.


Consolidated Statements of Operations
For the Years Ended December 31, 1995, 1994 and 1993


                                                        1995            1994           1993
                                                     -----------     ----------     ----------
Revenues from real estate operations:
  Rental and mortgage income.....................    $    73,000     $   82,000     $   97,000
  Sales of real estate...........................          7,000        340,000          2,000
  Other revenues.................................             --         50,000             --
                                                     -----------     ----------     ----------
          Total real estate revenues.............         80,000        472,000         99,000
                                                     -----------     ----------     ----------
Expenses of real estate operations:
  Property carrying costs including real estate
     taxes.......................................        352,000        327,000        264,000
  Cost of real estate sales......................             --        100,000             --
  Provision for possible losses on real estate...         80,000        436,000             --
                                                     -----------     ----------     ----------
          Total real estate expenses.............        432,000        863,000        264,000
                                                     -----------     ----------     ----------
  Loss from real estate operations...............       (352,000)      (391,000)      (165,000)
                                                     -----------     ----------     ----------
  General and administrative expenses............        452,000        447,000        476,000
  Interest (income) expense, net.................        (85,000)        23,000          2,000
                                                     -----------     ----------     ----------
  Loss from continuing operations before
     income taxes................................       (719,000)      (861,000)      (643,000)
  Income Taxes...................................             --             --             --
                                                     -----------     ----------     ----------
  Loss from continuing operations................       (719,000)      (861,000)      (643,000)
  Income (loss) of discontinued operations (net of
     state income tax expense of $56,000 in 1995,
     $175,000 in 1994 and $90,000 in 1993).......        (43,000)     1,031,000      1,201,000
  Loss on sale of discontinued operations........     (1,173,000)            --             --
                                                     -----------     ----------     ----------
          Net income (loss)......................    $(1,935,000)    $  170,000     $  558,000
                                                     ============    ==========     ==========
Income (loss) per share from:
  Continuing operations..........................    $     (0.14)    $    (0.17)    $    (0.13)
  Discontinued operations........................          (0.24)          0.20           0.24
                                                     -----------     ----------     ----------
  Income (loss) per share........................    $     (0.38)    $     0.03     $     0.11
                                                     ============    ==========     ==========
  Number of shares...............................      5,107,401      5,107,401      5,107,401
                                                     ============    ==========     ==========

       The accompanying notes are an integral part of these statements.


Consolidated Statements of Cash Flows
For the Years Ended December 31, 1995, 1994 and 1993


                                                        1995            1994            1993
                                                     -----------     -----------     -----------
Cash Flows provided by (used in) Operating
  Activities:
  Net income (loss)..............................    $(1,935,000)    $   170,000     $   558,000
  Adjustments to reconcile net income (loss) to
     net cash provided by (used in) operating
     activities:
       (Income) loss relating to discontinued
          operations.............................      1,216,000      (1,031,000)     (1,201,000)
       Depreciation and amortization.............         18,000           6,000           8,000
       Gain on sale of real estate...............             --        (230,000)             --
       Provision for possible real estate
          losses.................................         80,000         436,000              --
  Changes in assets and liabilities:
       Increase (decrease) in accounts payable
          and accrued liabilities................          4,000         (43,000)       (468,000)
       Other, net................................         19,000          16,000          81,000
                                                     -----------     -----------     -----------
          Net cash flows provided by (used in)
            operating activities.................       (598,000)       (676,000)     (1,022,000)
                                                     -----------     -----------     -----------
Cash Flows provided by (used in) Investing
  Activities:
  Proceeds from sale of subsidiaries.............      3,854,000              --         250,000
  Collections of mortgage loans..................         53,000          79,000          15,000
  Proceeds from sale of real estate..............             --         330,000              --
  Proceeds from sale of other investment.........         38,000              --              --
  Additions to property, plant and equipment.....         (7,000)             --          (6,000)
                                                     -----------     -----------     -----------
          Net cash flows provided by (used in)
            investing activities.................      3,938,000         409,000         259,000
                                                     -----------     -----------     -----------
Cash Flows provided by (used in) Financing
  Activities:
  Proceeds (repayment) of short-term debt........       (450,000)        200,000         250,000
                                                     -----------     -----------     -----------
          Net cash flows provided by (used in)
            financing activities.................       (450,000)        200,000         250,000
                                                     -----------     -----------     -----------
       Increase (decrease) in cash and cash
          equivalents............................      2,890,000         (67,000)       (513,000)
  Cash and Cash equivalents--beginning of
     period......................................        130,000         197,000         710,000
                                                     -----------     -----------     -----------
  Cash and Cash equivalents--end of period.......    $ 3,020,000     $   130,000     $   197,000
                                                     ============    ============    ============

       The accompanying notes are an integral part of these statements.


Notes to Consolidated Financial Statements

December 31, 1995, 1994 and 1993

1.   Summary of Significant Accounting Policies

Principles of Consolidation

     The consolidated financial statements include the accounts of Thackeray Corporation ("Thackeray" or the "Company") and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

     As a result of the sale of Atlantic Hardware & Supply Corporation ("Atlantic"), as more fully described in Note 2 below, the Company's operations are now comprised exclusively of managing its real estate investments and mortgage loans. Accordingly, the Company has elected to prepare an unclassified balance sheet as of December 31, 1995 for its continuing operations. In addition, the accompanying statements of operations for the year then ended reflect the activities of such continuing operations. The consolidated financial statements for all prior periods have been restated for purposes of comparability.

Cash and Cash Equivalents

     For purposes of the consolidated financial statements, the Company considers investments in certificates of deposit which will mature in three months or less, to be cash equivalents.

Mortgage Loans

     Mortgage loans are stated at their remaining principal balances less, in certain cases, a market valuation discount. Such discounts were established at the time the loans were made to provide a market rate of return to Thackeray.

Real Estate

     Substantially all of Thackeray's real estate was acquired through or in lieu of foreclosure. The carrying value of such real estate acquired prior to January 1, 1978 includes unpaid principal and any funded interest. Any such real estate acquired subsequent to December 31, 1977 was, at its acquisition date, recorded at the lower of cost or fair value.

Real Estate--Allowance for Possible Losses

     The allowance for possible losses represents the best estimate by Thackeray's management of the losses that may ultimately be incurred upon the disposition of its real estate investments over a period of time in an orderly manner. This is in accordance with generally accepted accounting principles which require that losses be anticipated and recorded when they can be estimated or determined. However, unrealized gains or appreciation may not be anticipated or recorded until actually realized through consummated transactions. Accordingly, no consideration or recognition has been given to any unrealized gains or appreciation which may ultimately be realized upon disposition of real estate.

Earnings Per Share

     Net income (loss) applicable to common stock from continuing operations and from discontinued operations in each of the years 1995, 1994 and 1993 was divided by the weighted average number of shares outstanding during the period.

Reclassifications

     Certain reclassifications have been made to prior year information in the Consolidated Financial Statements to conform with current year presentation.

Accounting Estimates

     The preparation of these Consolidated Financial Statements required the use of certain estimates and assumptions by management in determining the Company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

2.   Sale of Businesses

     On May 19, 1995, Brennand Paige Industries, Inc. ("BPI"), a direct subsidiary of the Company, sold all of the outstanding capital stock of Atlantic, BPI's wholly owned subsidiary, for $3,854,000 in cash. The Company and the buyer of Atlantic ("Buyer"), each have investments in two entities, Monroc Inc. and Sals Investors, L.P. The purchase price was negotiated at arms length between the respective managements of the Company and the Buyer. Proceeds from the sale in the amount of $450,000 were used to repay advances previously made by Atlantic to the Company. The remainder of the proceeds is being used for working capital purposes of the Company.

     The operating results of Atlantic are reflected in the accompanying consolidated statements of operations for the years ended December 31, 1995, 1994 and 1993 as income (losses) of discontinued operations. Net sales of Atlantic from January 1, 1995 through May 19, 1995 were $6,509,000, and for the years ended December 31, 1994 and 1993 were $18,741,000 and $13,508,000, respectively. Net assets of Atlantic as of May 19, 1995 were $4,949,000.

3.   Investments in Real Estate

     The various classifications of real estate owned by Thackeray, all of which is located in Florida, at December 31, 1995 and 1994 were as follows:


                                                                    1995           1994
                                                                 ----------     ----------
Partially developed land.....................................    $1,585,000     $1,585,000
Undeveloped land.............................................     5,762,000      5,762,000
Land leased to others........................................       425,000        425,000
                                                                 ----------     ----------
                                                                  7,772,000      7,772,000
  Less:
    Allowance for possible losses............................       713,000        633,000
                                                                 ----------     ----------
                                                                 $7,059,000     $7,139,000
                                                                 ==========     ==========


     The determination of the allowance for possible investment losses gives effect to several variable factors, including estimates of selling prices and net costs to be incurred during the assumed holding period. To the extent that these variable factors change, the allowance may be changed.

     In December 1995, the Company entered into a non-binding letter of intent with a real estate developer regarding a joint venture development of the Company's property in Orlando, Florida. Negotiations are continuing concerning the terms of the proposed joint venture. If an agreement is reached, it would be subject to the execution of definitive agreements and approval of the Company's stockholders. There can be no assurance as to whether a definitive agreement will be reached.

4.   Debt

     In connection with the sale of Atlantic (see Note 2), all outstanding borrowings of the Company were repaid. For the year 1994, the weighted average interest rate incurred was 8.7%.

     There was no interest paid by continuing operations during the years ended December 31, 1995, 1994, and 1993.

5.   Income Taxes

     The Company generated taxable losses from continuing operations for each of the years ended December 31, 1995, 1994 and 1993. Accordingly no income tax provisions (credits) have been reported for such years for continuing operations.

     On a consolidated basis for each of the years 1995 and 1993, the Company reported a taxable loss and, therefore, no Federal income taxes were provided.

     The Company reported taxable income for the year ended December 31, 1994. However, the Company had net operating loss carryforwards well in excess of the reported taxable income and, therefore, no Federal income taxes are payable for the year ended December 31, 1994. Accordingly, the 1994 Federal income tax provision ($60,000) has been eliminated through utilization of such loss carryforwards in the accompanying Consolidated Statements of Operations through the reversal of the related valuation reserve (see below).

     As of December 31, 1995, Thackeray had net operating loss carryforwards for Federal income tax purposes of approximately $5,600,000, which can be carried forward to offset future taxable income. The net operating loss carryforwards will expire in 1998 ($1,300,000), 2007 ($1,800,000), 2008
($100,000) and 2010 ($2,400,000). Net operating loss carryforwards for book purposes approximate $5,100,000. In addition, the Company has capital loss carryforwards of $1,800,000, all of which expire in 2000.

     In 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". No restatements or adjustments to the consolidated financial statements of the Company were required as a result of such adoption.

     As a result of the adoption of SFAS No. 109, the tax effect of these net operating loss carryforwards has been recorded as a deferred tax asset. However, because no substantial amount of these net operating loss carryforwards are expected to be realized, a valuation reserve equal to such deferred tax asset has been established.

     In 1993, in accordance with the provision of SFAS No. 109, the Company eliminated its excess liability for income taxes in the amount of $688,000. Such reduction is reflected as a credit to discontinued operations, as the excess liability related to formerly owned businesses.

6.   Stockholders' Equity

     Changes in stockholders' equity for the years ended December 31, 1995, 1994 and 1993 were as follows:

                                               Common Stock            Capital                              Treasury Stock
                                         ----------------------      in excess                       --------------------------
                                           Number                       of          Accumulated        Number
                                         of Shares      Amount       Par Value        Deficit        of Shares        Amount
                                         ----------    --------     -----------     ------------     ----------     -----------
Balance December 31, 1992............     6,187,401    $619,000     $53,424,000     $(33,092,000)    (1,080,000)    $(9,990,000)
Net income for the year..............            --          --              --          558,000             --              --
                                         ----------    --------     -----------     ------------     ----------     -----------
Balance December 31, 1993............     6,187,401     619,000      53,424,000      (32,534,000)    (1,080,000)     (9,990,000)
Net income for the year..............            --          --              --          170,000             --              --
                                         ----------    --------     -----------     ------------     ----------     -----------
Balance December 31, 1994............     6,187,401     619,000      53,424,000      (32,364,000)    (1,080,000)     (9,990,000)
Net (loss) for the year..............            --          --              --       (1,935,000)            --              --
                                         ----------    --------     -----------     ------------     ----------     -----------
Balance December 31, 1995............     6,187,401    $619,000     $53,424,000     $(34,299,000)     1,080,000     $(9,990,000)
                                         ==========    ========     ===========     =============    ==========     ===========


7.   Commitments

     Thackeray leases office space under a lease agreement which expires in 1996.

     Total rent expense of continuing operations amounted to $30,000 in 1995 and 1994, and $19,000 in 1993.

8.   Business Segments

     Subsequent to the sale of Atlantic, the remaining operations are comprised exclusively of real estate and mortgage loan management.

9.   Subsequent Event

     In March 1996, the Company entered into a contract for the sale of its
90.9 acre Dade County, Florida property for $2.5 million. The closing is contingent on the buyer's obtaining development approvals for the intended use of the property. If such approvals are obtained, the contract contemplates a fourth quarter 1996 closing. Such contract amount is in excess of the carrying value of the property.

Stockholder Reference

Availability of Form 10-K

  Stockholders may obtain a copy of Thackeray's Annual Report on Form 10-K for the year ended December 31, 1995, without exhibits, free of charge by writing to the Assistant Secretary,
  Thackeray Corporation,
  400 Madison Avenue, Suite 1508
  New York, New York 10017

Registrar and Transfer Agent

  Chemical Bank
  450 W. 33rd Street
  New York, New York 10001

Independent Public Accountants

  Arthur Andersen LLP
  New York, New York

General Counsel

  Weil, Gotshal & Manges LLP
  New York, New York

Market for Thackeray's Common Stock and
Related Stockholder Matters

  Thackeray's common stock is traded on the New York Stock Exchange. The following table sets forth the reported high and low sales prices for Thackeray's common stock during the periods indicated as reported in the record of composite transactions for New York Stock Exchange listed securities.


                                         Quarter Ended
                        -----------------------------------------------
                                                  September    December
                        March 31     June 30         30           31
                        --------     --------     --------     --------
       1995  High       4 3/4        5 5/8        5 1/4        4 5/8
             Low        3 7/8        3 5/8        4 1/2        4 1/4
       1994  High       4 3/8        4 3/4        4 1/2        4 5/8
             Low            4            4        4 1/8        3 3/4


  As of the close of business on March 20, 1996, there were approximately 1,444 holders of record of Thackeray's common stock.

  During the three years ended December 31, 1995, no dividends were paid on Thackeray's common stock.


Directors

Martin J. Rabinowitz(1)
Limited Partner, Odyssey Partners, L.P.
  an investment partnership
New York, New York

Jules Ross(1)
Principal, Odyssey Partners, L.P.

Ronald D. Rothberg(2)
President, The RDR Group Inc., a private
  investment company
Pomona, New York

Moses Rothman(2)
Chairman, Black Inc. A.G., a film distributor
London, England

John Sladkus(1)
Senior Vice President,
  Peter Sharp & Co., Inc.,
  a real estate management company
New York, New York

Officers

Martin J. Rabinowitz
Chairman of the Board and President

Jules Ross
Vice President, Finance, Treasurer and Secretary

Executive Office

400 Madison Avenue, Suite 1508
New York, New York 10017
(212) 759-3695

(1) Member of Executive Committee and Nominating Committee
(2) Member of Audit Committee