Form 10-K405, Exhibit 13
period 1996-12-31
THACKERAY CORP
filed 1997-03-28
CIK 354639

THACKERAY CORPORATION

                                 ANNUAL REPORT

                                      1996

THE COMPANY

     Thackeray Corporation ("the Company") is a Delaware corporation which holds real estate for investment.

                                                           THACKERAY CORPORATION

DEAR STOCKHOLDER:

     Thackeray Corporation ended 1996 with $4.6 million in cash and cash equivalents, its largest cash position in years. We believe such balances will be more than sufficient to fund the Company's cash requirements for the foreseeable future.

     In 1996, Thackeray sold properties in Dade and Sumter Counties, Florida, thereby generating real estate sales of approximately $2.3 million and income of approximatley $1 million.

     With the disposition of these properties, Thackeray's focus is now centered on its principal real property asset, its 220 acre tract in Orlando, Florida. Thackeray entered into a joint venture agreement in May 1996 with Belz Enterprises to develop the Orlando property, with its initial phase being a 600,000 sq.ft retail/entertainment center. The venture is actively involved in the process of design, marketing and tenant solicitation. We will keep you advised of its progress.

                                        Very truly yours,

                                        MARTIN J. RABINOWITZ
                                        Chairman of the Board

March 27, 1997
New York, New York

SELECTED FINANCIAL DATA
FIVE YEAR SUMMARY

     The following tabulation presents selected financial data as restated for comparability with continuing operations for Thackeray for each of the five years in the period ended December 31, 1996 (amounts stated in thousands except for per share data):

                                        1996        1995        1994        1993        1992
                                       -------     -------     -------     -------     -------
Real estate revenues.................  $ 2,333     $    80     $   472     $    99     $    95
Income (loss) from continuing opera-
  tions..............................      594        (719)       (861)       (643)       (757)
Income (loss) from discontinued
  operations, net....................       --      (1,216)      1,031       1,201         138
Net income (loss)....................      594      (1,935)        170         558        (619)
Net income (loss) per share..........      .12        (.38)        .03         .11        (.12)
Total assets.........................   10,884      10,203      12,506      13,450      13,447
Real estate and mortgage loans.......    5,756       7,121       7,254       7,869       7,881
Stockholders' equity.................   10,348       9,754      11,689      11,519      10,961

     No dividends were declared on Thackeray's common stock during the period covered by this tabulation. (See Notes 2 and 4 of Notes to Consolidated Financial Statements for discussion of discontinued operations.)

QUARTERLY FINANCIAL DATA (UNAUDITED)

     Financial data for interim periods were as follows (amounts stated in thousands except for per share data):

                                             MARCH 31     JUNE 30     SEPTEMBER 30     DECEMBER 31
                                             --------     -------     ------------     -----------
1996
  Real estate revenues.....................   $   18      $    17        $2,177           $ 121
  Income (loss) from real estate
     operations............................      (54)         (20)        1,026             (28)
  Net income (loss)........................     (120)        (111)          975            (150)
  Net income (loss) per share..............     (.02)        (.02)          .19            (.03)
1995
  Real estate revenues.....................   $   20      $    21        $   20           $  19
  Income (loss) from real estate
     operations............................      (43)         (60)          (59)           (190)
  Net income (loss)........................     (201)      (1,430)          (53)           (251)
  Net income (loss) per share..............     (.04)        (.28)         (.01)           (.05)

OPERATING REVIEW
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     The Company believes that its current cash balance will be sufficient to fund its requirements for the foreseeable future.

     At December 31, 1996, the Company had no commitments for capital expenditures.

RESULTS OF OPERATIONS

  1996 vs. 1995

     Total real estate revenues for 1996 were $2,333,000; which was $2,253,000 higher than the prior year. 1996 operations included real estate sales of $2,263,000 versus $7,000 in 1995. The aggregate cost of properties sold in 1996 was $1,303,000, resulting in a gain on such sales totaling $960,000.

     Property carrying costs for 1996 were $106,000 or 70% lower than the amount incurred for 1995. The decrease is due to the Partnership Agreement with Belz Enterprises, wherein certain expenditures of the related property are paid by the Company, but are charged to the Partnership (see Note 3). During the year ended December 31, 1996 there were $198,000 of such expenditures charged to the Partnership.

     General and administrative expenses for 1996 decreased by $17,000 or 3.8% from amounts incurred in 1995.

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

     In 1995, the Company increased its allowance for possible losses on real estate by $80,000, reducing the carrying value to reflect current market conditions.

IMPACT OF INFLATION

     The Company acknowledges that the costs of carrying and operating its real estate may be affected by inflation, however it expects that cost increases would be offset by commensurate increases in market value.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
   AND STOCKHOLDERS OF
   THACKERAY CORPORATION:

We have audited the accompanying consolidated balance sheets of Thackeray Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thackeray Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                /s/ Arthur Andersen LLP
                                                  Arthur Andersen LLP
New York, New York
March 24, 1997

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995

                                                                   1996             1995
                                                               ------------     ------------
ASSETS:
  Cash and cash equivalents................................    $  4,615,000     $  3,020,000
  Receivables from real estate partnership.................         198,000               --
  Mortgage loans...........................................              --           62,000
  Investments in real estate (net of allowance of $713,000
     in 1995)..............................................       5,756,000        7,059,000
  Other assets, net........................................         315,000           62,000
                                                               ------------     ------------
                                                               $ 10,884,000     $ 10,203,000
                                                               ============     ============

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Accounts payable and accrued expenses....................    $    100,000     $     83,000
  Accrued income and other taxes...........................         308,000          238,000
  Other liabilities........................................         128,000          128,000
                                                               ------------     ------------
          Total liabilities................................         536,000          449,000
                                                               ------------     ------------
  Commitments
  Stockholders' equity:
     Common stock, $.10 par value (20,000,000 shares
       authorized; 6,187,401 shares issued)................         619,000          619,000
     Capital in excess of par value........................      53,424,000       53,424,000
     Accumulated deficit...................................     (33,705,000)     (34,299,000)
     Treasury stock (1,080,000 shares).....................      (9,990,000)      (9,990,000)
                                                               ------------     ------------
          Total stockholders' equity.......................      10,348,000        9,754,000
                                                               ------------     ------------
                                                               $ 10,884,000     $ 10,203,000
                                                               ============     ============

      The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                        1996            1995            1994
                                                     -----------     -----------     ----------
REVENUES FROM REAL ESTATE OPERATIONS:
  Rental and mortgage income.....................    $70,000.....    $    73,000     $   82,000
  Sales of real estate, net......................      2,263,000           7,000        340,000
  Other revenues.................................    --  .......              --         50,000
                                                     -----------     -----------     ----------
          Total real estate revenues.............      2,333,000          80,000        472,000
                                                     -----------     -----------     ----------

EXPENSES OF REAL ESTATE OPERATIONS:
  Property carrying costs including real estate
     taxes.......................................        106,000         352,000        327,000
  Cost of property sold..........................      1,303,000              --        100,000
  Provision for possible losses on real estate...             --          80,000        436,000
                                                     -----------     -----------     ----------
          Total real estate expenses.............      1,409,000         432,000        863,000
                                                     -----------     -----------     ----------
  Income (loss) from real estate operations......        924,000        (352,000)      (391,000)
                                                     -----------     -----------     ----------
  General and administrative expenses............        435,000         452,000        447,000
  Interest (income) expense, net.................       (175,000)        (85,000)        23,000
                                                     -----------     -----------     ----------
  Income (loss) from continuing operations before
     income taxes................................        664,000        (719,000)      (861,000)
  Income taxes...................................         70,000              --             --
                                                     -----------     -----------     ----------
  Income (loss) from continuing operations.......        594,000        (719,000)      (861,000)
  Income (loss) of discontinued operations (net
     of
     state income tax expense of $56,000 in 1995
     and $175,000 in 1994).......................             --         (43,000)     1,031,000
  Loss on sale of discontinued operations........             --      (1,173,000)            --
                                                     -----------     -----------     ----------
          Net income (loss)......................    $   594,000     $(1,935,000)    $  170,000
                                                     ============    ============    ==========

INCOME (LOSS) PER SHARE FROM:
  Continuing operations..........................    $       .12     $     (0.14)    $    (0.17)
  Discontinued operations........................             --           (0.24)          0.20
                                                     -----------     -----------     ----------
  Income (loss) per share........................    $       .12     $     (0.38)    $     0.03
                                                     ============    ============    ==========
  Number of shares...............................      5,107,401       5,107,401      5,107,401
                                                     ============    ============    ==========

        The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                        1996           1995            1994
                                                     ----------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..............................    $  594,000     $(1,935,000)    $   170,000
  Adjustments to reconcile net income (loss) to
     net cash used in operating activities:
       (Income) loss relating to discontinued
          operations.............................            --       1,216,000      (1,031,000)
       Depreciation and amortization.............        30,000          18,000           6,000
       Gain on sale of real estate...............      (960,000)             --        (230,000)
       Provision for possible real estate
          losses.................................            --          80,000         436,000
  Changes in assets and liabilities:
       Increase in receivables from real estate
          partnership............................      (198,000)             --              --
       Increase (decrease) in accounts payable
          and accrued liabilities................        87,000           4,000         (43,000)
       Other, net................................      (279,000)         19,000          16,000
                                                     ----------     -----------     -----------
          Net cash flows used in operating
            activities...........................      (726,000)       (598,000)       (676,000)
                                                     ----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of subsidiaries.............            --       3,854,000              --
  Collections of mortgage loans..................        60,000          53,000          79,000
  Proceeds from sale of real estate..............     2,263,000              --         330,000
  Proceeds from sale of other investment.........            --          38,000              --
  Additions to property, plant and equipment.....        (2,000)         (7,000)             --
                                                     ----------     -----------     -----------
          Net cash flows provided by investing
            activities...........................     2,321,000       3,938,000         409,000
                                                     ----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds (repayment) of short-term debt........            --        (450,000)        200,000
                                                     ----------     -----------     -----------
          Net cash flows provided by (used in)
            financing activities.................            --        (450,000)        200,000
                                                     ----------     -----------     -----------
       Increase (decrease) in cash and cash
          equivalents............................     1,595,000       2,890,000         (67,000)
  Cash and cash equivalents--beginning of year...     3,020,000         130,000         197,000
                                                     ----------     -----------     -----------
  Cash and cash equivalents--end of year.........    $4,615,000     $ 3,020,000     $   130,000
                                                     ==========     ============    ============

        The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1996, 1995 AND 1994

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of Thackeray Corporation ("Thackeray" or the "Company") and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

     Subsequent to the sale in 1995 of Atlantic Hardware & Supply Corporation ("Atlantic"), as more fully described in Note 2 below, the Company's operations are comprised exclusively of managing its real estate investments. Accordingly, the Company elected to prepare an unclassified balance sheet. In addition, the accompanying statements of operations reflect the activities of such operations. The consolidated financial statements for all prior periods have been restated for purposes of comparability.

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

Real Estate

     Substantially all of Thackeray's real estate was acquired through or in lieu of foreclosure. The carrying value of such real estate includes unpaid principal and any funded interest.

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

Long-Lived Assets

     In 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS No. 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of an asset exceeds the sum of its expected future cash flows, on an undiscounted basis, the asset's carrying amount should be written down to fair value. Additionally, SFAS No. 121 requires that long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. There was no financial statement impact to the Company upon adoption.

Earnings Per Share

     Net income (loss) applicable to common stock from continuing operations and from discontinued operations in each of the years 1996, 1995 and 1994 was divided by the weighted average number of shares outstanding during the period.

     The Financial Accounting Standards Board has issued a new pronouncement which would establish new standards for computing and presenting earnings per share as well as new standards for disclosing information about an entity's capital structure.

     This statement is effective for years ending after December 15, 1997. Management believes that the adoption will have no impact on the consolidated financial statements.

Revenue Recognition

     Rental income is recognized based upon the contractual terms of the lease.

     Profit on sales of real estate is recognized in full when the profit is determinable, an adequate down payment has been received, collectability of the sales price is reasonably assured and the earnings process is substantially complete. If the sales transaction does not meet the criteria, all profit or a portion thereof is deferred until such criteria are met.

Accounting Estimates

     The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   SALE OF BUSINESSES

     On May 19, 1995, Brennand Paige Industries, Inc. ("BPI"), a direct subsidiary of the Company, sold all of the outstanding capital stock of Atlantic, BPI's wholly owned subsidiary, for $3,854,000 in cash. The purchase price was negotiated at arms length between the respective managements of the Company and the buyer of Atlantic. Proceeds from the sale in the amount of $450,000 were used to repay advances previously made by Atlantic to the Company. The remainder of the proceeds is being used for working capital purposes of the Company.

     The operating results of Atlantic are reflected in the accompanying consolidated statements of operations for the years ended December 31, 1995 and 1994 as income (losses) of discontinued operations. Net sales of Atlantic from January 1, 1995 through May 19, 1995 were $6,509,000, and for the year ended December 31, 1994 were $18,741,000. Net assets of Atlantic as of May 19, 1995 were $4,949,000.

3.   INVESTMENTS IN REAL ESTATE
     The various classifications of real estate owned by Thackeray, all of which is located in Florida, at December 31, 1996 and 1995 were as follows:

                                                                    1996           1995
                                                                 ----------     ----------
Undeveloped land.............................................    $5,331,000     $5,762,000
Partially developed land.....................................        --          1,585,000
Land leased to others........................................       425,000        425,000
                                                                 ----------     ----------
                                                                  5,756,000      7,772,000
  Less:
    Allowance for possible losses............................        --            713,000
                                                                 ----------     ----------
                                                                 $5,756,000     $7,059,000
                                                                 ==========     ==========

     The determination of the allowance for possible investment losses gives effect to several variable factors, including estimates of selling prices and net costs to be incurred during the assumed holding period. To the extent that these variable factors change, the allowance may be changed.

     On May 20, 1996, the Company and affiliates of Belz Enterprises ("Belz") entered into an Agreement of Limited Partnership of BT Orlando Limited Partnership (the "Partnership"). Pursuant to this agreement, the Company agreed to contribute approximately 140 acres of its Orlando, Florida property to the Partnership, which property was valued at $15,246,000 for capital account purposes, when the requisite construction financing is obtained. The Partnership, with an affiliate of Belz and BPI, as general partners, will develop, construct, operate and lease a retail and entertainment shopping center complex on the property. The Company will have a 35% general partner interest in the Partnership and will be entitled to certain preferential distributions. The Company will participate in the cash flow, sales proceeds and refinancing proceeds from the development, financing or disposition of such project. The Partnership will terminate if the construction financing is not obtained by May 20, 1998, unless such date is extended by the Company and Belz and certain other conditions are satisfied.

     In addition, on May 20, 1996, the Company and Belz Investco entered into a binding letter agreement regarding the development of the remaining approximately 78 acres of the Company's Orlando, Florida property, which property will be valued at $8,487,000 for capital account purposes. Pursuant to this letter agreement, the parties agreed to form a new partnership to develop
22.5 acres of such property as commercial property and 55.5 acres thereof as multi-family residential property, upon completion of the development of the 140 acres and obtaining the requisite construction financing related to the 78 acres. The Company, through a subsidiary, and Belz, or one of its affiliates, will be 50% owners and general partners of such partnership and the Company will be entitled to certain preferential distributions.

     In August, 1996, the Company sold its 90.9 acre Dade County, Florida property for $2,159,000, realizing a gain on the transaction of $1,009,000.

     In November 1996, the Company entered into an agreement for the sale of its Sumter County, Florida property for $104,000, generating a loss on the transaction of $49,000. The transaction closed in January 1997. For financial reporting purposes, the transaction is being recorded as having closed in 1996.

4.   DEBT

     In connection with the sale of Atlantic (see Note 2), all outstanding borrowings of the Company were repaid. For the year 1994, the weighted average interest rate incurred was 8.7%.

     There was no interest paid by continuing operations during the three years ended December 31, 1996.

5.   INCOME TAXES
     On a consolidated basis the Company reported taxable income for each of the years ended December 31, 1996 and 1994. However, the Company had net operating loss carryforwards well in excess of the reported taxable income and, therefore, no Federal income taxes are payable for the years ended December 31, 1996 and 1994. Accordingly, the 1996 and 1994 Federal income tax provisions

($225,000 and $60,000, respectively) have been eliminated through utilization of such loss carryforwards in the accompanying Consolidated Statements of Operations through the reversal of the related valuation reserve (see below). The 1996 provision for income taxes is comprised exclusively of state taxes payable.

     For the year 1995 on a consolidated basis, the Company reported a taxable loss and, therefore, no Federal income taxes were provided.

     As of December 31, 1996, Thackeray had net operating loss carryforwards for Federal income tax purposes of approximately $5,350,000, which can be carried forward to offset future taxable income. The net operating loss carryforwards will expire in 1998 ($650,000), 2007 ($1,800,000), 2008 ($100,000) and 2010
($2,800,000). In addition, the Company has capital loss carryforwards of $1,800,000, all of which expire in 2000.

     The tax effect of these net operating loss carryforwards is recorded as a deferred tax asset. However, because no substantial amount of these net operating loss carryforwards are expected to be realized, a valuation reserve equal to such deferred tax asset has been established.

6.   STOCKHOLDERS' EQUITY
     Changes in stockholders' equity for the years ended December 31, 1996, 1995, and 1994 were as follows:

                                              Common Stock            Capital                              Treasury Stock
                                         ----------------------      in excess                       --------------------------
                                           Number                       of          Accumulated        Number
                                         of Shares      Amount       Par Value        Deficit        of Shares        Amount
                                         ----------    --------     -----------     ------------     ----------     -----------
Balance December 31, 1993............     6,187,401    $619,000     $53,424,000     $(32,534,000)    (1,080,000)    $(9,990,000)
Net income for the year..............            --          --              --          170,000             --              --
                                         ----------    --------     -----------     ------------     ----------     -----------
Balance December 31, 1994............     6,187,401     619,000      53,424,000      (32,364,000)    (1,080,000)     (9,990,000)
Net loss for the year................            --          --              --       (1,935,000)            --              --
                                         ----------    --------     -----------     ------------     ----------     -----------
Balance December 31, 1995............     6,187,401     619,000      53,424,000      (34,299,000)    (1,080,000)     (9,990,000)
Net income for the year..............            --          --              --          594,000             --              --
                                         ----------    --------     -----------     ------------     ----------     -----------
Balance December 31, 1996............     6,187,401    $619,000     $53,424,000     $(33,705,000)    (1,080,000)    $(9,990,000)
                                          =========    =========    ===========     =============    ==========     ===========

7.   COMMITMENTS
     Thackeray leases office space under a lease agreement which expires in 1997.

     Total rent expense of continuing operations amounted to $31,000 in 1996 and $30,000 in each of 1995 and 1994.

     Future minimum rental revenue from the non-cancellable lease, relating to one of the land parcels, in effect at December 31, 1996, is as follows:

            YEAR                                                        AMOUNT
            --------------------------------------------------------  ----------
            1997....................................................  $   65,000
            1998....................................................      65,000
            1999....................................................      65,000
            2000....................................................      65,000
            2001....................................................      65,000
            Thereafter..............................................   4,615,000

8.   BUSINESS SEGMENTS
     Subsequent to the sale of Atlantic, the remaining operations are comprised exclusively of real estate.

STOCKHOLDER REFERENCE

AVAILABILITY OF FORM 10-K

  Stockholders may obtain a copy of Thackeray's Annual Report on Form 10-K for the year ended December 31, 1996, without exhibits, free of charge by writing to the Assistant Secretary,
  Thackeray Corporation,
  400 Madison Avenue, Suite 1508
  New York, New York 10017

REGISTRAR AND TRANSFER AGENT

  Chase Mellon
  450 W. 33rd Street
  New York, New York 10001

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

                                         Quarter Ended
                        -----------------------------------------------
                                                  September    December
                        March 31     June 30         30           31
                        --------     --------     --------     --------
       1996  High       5 1/2        4 3/4        3 5/8        2 7/8
             Low        4 3/8        3 1/2        2 1/2        2 1/4
       1995  High       4 3/4        5 5/8        5 1/4        4 5/8
             Low        3 7/8        3 5/8        4 1/2        4 1/4

  As of the close of business on March 10, 1997, there were approximately 1,400 holders of record of Thackeray's common stock.

  During the three years ended December 31, 1996, no dividends were paid on Thackeray's common stock.

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