Form 10-K405, Exhibit 13
period 1998-12-31
THACKERAY CORP
filed 1999-03-26
CIK 354639

Exhibit 13







                             Thackeray Corporation





                                 Annual Report

                                      1998

The Company

     Thackeray Corporation (the "Company") is a Delaware corporation which holds real estate for investment.

                                                          Thackeray Corporation

Dear Stockholder:

     Thackeray's focus is now centered on its principal real property asset, its 218 acre tract in Orlando, Florida. Thackeray entered into a joint venture agreement in 1996 with Belz Enterprises to develop the Orlando property, with its initial phase being an 850,000 sq.ft. retail/entertainment center. Ground breaking commenced mid-1998. Construction financing is currently being negotiated; in the interim, Belz Enterprises is financing construction and development activity.

     We are pleased to report that 368,750 sq.ft. of anchor space has been leased to date and that leases for an additional 178,000 sq.ft. of anchors are in various stages of negotiation. Our anchor tenants, in addition to (previously reported) sporting goods retailer Bass Pro, include a Cinemark 20 screen movie theater, Van's, an in-line skating and skateboard facility, a Sea Life theme restaurant and Ron Jon, Florida's leading surfing and swimming gear retailer. Cinemark has commenced construction and is planning to open November, 1999. Bass Pro is awaiting a building permit, but expects to complete construction by mid-2000.

     Thackeray Corporation ended 1998 with $4.7 million in cash and cash equivalents. We believe such balances will be more than sufficient to fund the Company's cash requirements in the foreseeable future.

                                        Very truly yours,

                                        /s/ Martin J. Rabinowtiz

                                        MARTIN J. RABINOWITZ
                                        Chairman of the Board

March 24, 1999
New York, New York

Selected Financial Data
Five Year Summary

     The following tabulation presents selected financial data as restated for comparability with continuing operations for Thackeray for each of the five years in the period ended December 31, 1998 (amounts stated in thousands except for per share data):

                                        1998       1997       1996       1995       1994
                                        ----       ----       ----       ----       ----
Real estate revenues.................  $    64    $    64    $ 2,333    $    80    $   472
Income (loss) from continuing opera-
  tions..............................     (187)       751        594       (719)      (861)
Income (loss) from discontinued
  operations, net....................       --         --         --     (1,216)     1,031
Net income (loss)....................     (187)       751        594     (1,935)       170
Net income (loss) per share..........     (.04)       .15        .12       (.38)       .03
Total assets.........................   11,345     11,564     10,884     10,203     12,506
Real estate assets...................    6,462      6,212      5,954      7,121      7,254
Stockholders' equity.................   10,912     11,099     10,348      9,754     11,689


     No dividends were declared on Thackeray's common stock during the period covered by this tabulation.

Quarterly Financial Data: (Unaudited)

     Financial data for interim periods were as follows (amounts stated in thousands except for per share data):

                                              March 31    June 30    September 30    December 31
                                              --------    -------    ------------    -----------
1998
  Real estate revenues......................   $  16       $  16         $ 16           $  16
  Income from real estate operations........      16          16           16              16
  Net loss..................................     (23)       (111)         (44)             (9)
  Net loss per share........................     .00        (.02)        (.01)           (.01)
1997
  Real estate revenues......................   $  16       $  16         $ 16           $  16
  Income from real estate operations........      16          16           16              16
  Net income (loss).........................     (10)        (42)         855             (52)
  Net income (loss) per share...............     .00        (.01)         .17            (.01)


Operating Review

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources

     The Company believes that its current cash balance will be sufficient to fund its requirements for the foreseeable future.

     As more fully described in Note 2, it is expected that by year end 1999 the Company will contribute 140 acres of its real estate located in Orlando, Florida having a carrying value of $3,425,000 to the BT Orlando Limited Partnership (the "Partnership"). Subsequent to such contribution, the Company will not be required to provide any funding or financing to the Partnership.

     Upon contribution of the land and the commencement of development by the Partnership of the retail and entertainment shopping center, the Company will be entitled to annual preferential distributions of approximately $1,350,000, and will participate in the cash flows, sales proceeds and refinancing proceeds from the operation, financing or disposition of such project.

     Following the contribution of land to the Orlando partnerships (see Note
2), the Company will have sold (or contributed) virtually all of its real estate. Consequently, future income, with the exception of interest income earned on cash equivalents and $64,000 received annually from a long term land lease, is dependent upon the development of the Orlando partnerships.

     At December 31, 1998, the Company had no commitments for capital expenditures.

Results of Operations

  1998 vs. 1997

     Real estate revenues in 1998 and 1997 were $64,000. General and administrative expenses were $515,000 in 1998 and $429,000 in 1997. The increase is due in part to costs aggregating $53,000 relating to the Company's listing on the American Stock Exchange in the second quarter of 1998 and increased employee compensation costs incurred in 1998.

     Interest income was $264,000 in 1998 and $258,000 in 1997.

     During 1997, the Company recorded a gain on sale of investment of $873,000. The gain was realized upon the Company's selling its remaining investment in a privately owned company.

  1997 vs. 1996

     Total real estate revenues were $64,000 in 1997 and $2,333,000 in 1996 which included real estate sales of $2,263,000.

     Property carrying costs for 1997 were $0 versus $106,000 incurred in 1996. The absence of such costs in 1997 is due to the Partnership Agreement with Belz Enterprises, wherein certain expenditures of the related property are paid by the Company, but are reimbursable by the Partnership (see Note 2). During the year ended December 31, 1997 there were $258,000 of such expenditures charged to the Partnership.

     General and administrative expenses for 1997 were essentially level with amounts incurred in 1996.

     Interest income for 1997 was $258,000 versus $175,000 for 1996. The higher interest income in 1997 is due to higher cash investment balances maintained by the Company.

Impact of Inflation

     The Company acknowledges that the costs of carrying and operating its real estate may be affected by inflation; however it expects that cost increases would be offset by commensurate increases in market value.

Year 2000

     Management has evaluated the impact of Year 2000 issues on the Company's business and operations. The Company believes, based upon its internal reviews and other factors, that future external and internal costs to be incurred relating to the modification of internal use software for the Year 2000 will not have a material adverse effect on the Company's results of operations or financial position.

                    Report of Independent Public Accountants

To the Board of Directors
   and Stockholders of
   Thackeray Corporation:

We have audited the accompanying consolidated balance sheets of Thackeray Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thackeray Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                             /s/ Arthur Andersen LLP

                                             Arthur Andersen LLP
New York, New York
March 10, 1999

Consolidated Balance Sheets
December 31, 1998 and 1997

                                                                  1998            1997
                                                                  ----            ----
Assets:
  Cash and cash equivalents.................................  $  4,683,000    $  5,156,000
  Receivables from real estate partnership..................       706,000         456,000
  Investments in real estate................................     5,756,000       5,756,000
  Other assets, net.........................................       200,000         196,000
                                                              ------------    ------------
                                                              $ 11,345,000    $ 11,564,000
                                                              ============    ============

Liabilities and Stockholders' Equity:
  Accounts payable and accrued expenses.....................  $     18,000    $     31,000
  Accrued income and other taxes............................       293,000         306,000
  Other liabilities.........................................       122,000         128,000
                                                              ------------    ------------
          Total liabilities.................................       433,000         465,000
                                                              ------------    ------------
  Commitments
  Stockholders' equity (Note 4):
     Common stock, $.10 par value (20,000,000 shares
       authorized; 5,107,401 shares issued and
       outstanding at December 31, 1998 and
       6,187,401 shares issued at December 31, 1997.........       511,000         619,000
     Capital in excess of par value.........................    43,542,000      53,424,000
     Accumulated deficit....................................   (33,141,000)    (32,954,000)
     Treasury stock (1,080,000 shares at December 31,
       1997)................................................            --      (9,990,000)
                                                              ------------    ------------
          Total stockholders' equity........................    10,912,000      11,099,000
                                                              ------------    ------------
                                                              $ 11,345,000    $ 11,564,000
                                                              ============    ============

      The accompanying notes are an integral part of these balance sheets.

Consolidated Statements of Operations
For the Years Ended December 31, 1998, 1997 and 1996

                                                                  1998          1997          1996
                                                                  ----          ----          ----
Revenues from real estate operations:
  Rental income............................................    $   64,000    $   64,000    $   70,000
  Sales of real estate, net................................            --            --     2,263,000
                                                               ----------    ----------    ----------
          Total real estate revenues.......................        64,000        64,000     2,333,000
                                                               ----------    ----------    ----------

Expenses of real estate operations:
  Property carrying costs, including real estate taxes.....            --            --       106,000
  Cost of property sold....................................            --            --     1,303,000
                                                               ----------    ----------    ----------
          Total real estate expenses.......................            --            --     1,409,000
                                                               ----------    ----------    ----------
  Income from real estate operations.......................        64,000        64,000       924,000
  General and administrative expenses......................      (515,000)     (429,000)     (435,000)
  Interest income..........................................       264,000       258,000       175,000
  Gain on sale of investment...............................            --       873,000            --
                                                               ----------    ----------    ----------
  Income (loss) before income taxes........................      (187,000)      766,000       664,000
  Income taxes.............................................            --        15,000        70,000
                                                               ----------    ----------    ----------
          Net income (loss)................................    $ (187,000)   $  751,000    $  594,000
                                                               ==========    ==========    ==========

Income (loss) per share:
  Income (loss) per share..................................    $     (.04)   $      .15    $      .12
                                                               ==========    ==========    ==========
  Number of shares.........................................     5,107,401     5,107,401     5,107,401
                                                               ==========    ==========    ==========

        The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 1998, 1997 and 1996

                                                                1998         1997         1996
                                                                ----         ----         ----
Cash Flows from Operating Activities:
  Net income (loss)........................................  $ (187,000)  $  751,000   $  594,000
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
       Depreciation and amortization.......................       3,000        4,000       30,000
       Gain on sale of investment..........................          --     (873,000)          --
       Gain on sale of real estate.........................          --           --     (960,000)
  Changes in assets and liabilities:
       Increase in receivables from real estate
          partnership......................................    (250,000)    (258,000)    (198,000)
       (Decrease) increase in accounts payable and accrued
          liabilities......................................     (32,000)     (71,000)      87,000
       Other, net..........................................      (7,000)      (1,000)    (177,000)
                                                             ----------   ----------   ----------
          Net cash used in operating activities............    (473,000)    (448,000)    (624,000)
                                                             ----------   ----------   ----------
Cash Flows from Investing Activities:
  Collections of mortgage loans............................          --           --       60,000
  Proceeds from sale of investment.........................          --      887,000           --
  Proceeds from sale of real estate........................          --      102,000    2,161,000
  Additions to office furniture and fixtures...............          --           --       (2,000)
                                                             ----------   ----------   ----------
          Net cash provided by investing activities........          --      989,000    2,219,000
                                                             ----------   ----------   ----------
       (Decrease) increase in cash and cash equivalents....    (473,000)     541,000    1,595,000
  Cash and cash equivalents -- beginning of year...........   5,156,000    4,615,000    3,020,000
                                                             ----------   ----------   ----------
  Cash and cash equivalents -- end of year.................  $4,683,000   $5,156,000   $4,615,000
                                                             ==========   ==========   ==========

        The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

December 31, 1998, 1997 and 1996

1.   Summary of Significant Accounting Policies

Principles of Consolidation

     The consolidated financial statements include the accounts of Thackeray Corporation ("Thackeray" or the "Company") and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

     The Company's operations are comprised exclusively of managing its real estate investments. Accordingly, the Company prepares an unclassified balance sheet. In addition, the accompanying consolidated statements of operations reflect the activities of such operations.

Cash Equivalents

     The Company considers investments in certificates of deposit which will mature in three months or less, to be cash equivalents.

Real Estate

     Substantially all of Thackeray's real estate was acquired through or in lieu of foreclosure. The carrying value of such real estate represents unpaid principal and interest at the date of acquisition.

Long-Lived Assets

     Long lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of an asset exceeds the sum of its expected future cash flows, on an undiscounted basis, the asset's carrying amount is written down to fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Investment in Real Estate Partnership

     The investment in the real estate partnership (see Note 2) is accounted for on the equity method of accounting. The partnership is in the development phase and incurred certain development costs in 1998, 1997 and 1996.

Earnings Per Share

     Net income (loss) applicable to common stock in each of the years 1998, 1997, and 1996 was divided by the weighted average number of shares outstanding during the period.

     The Financial Accounting Standards Board issued new pronouncements which established new standards for computing and presenting earnings per share as well as new standards for disclosing information about an entity's capital structure. These statements were adopted in 1997 and had no impact on the consolidated financial statements.

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

Reclassifications

     Certain 1996 amounts have been reclassified to conform to 1997 and 1998 presentations.

2.   Investments in Real Estate

     The various classifications of real estate owned by Thackeray, all of which is located in Florida, at December 31, 1998 and 1997 were as follows:

Undeveloped land............................................  $5,331,000
Land leased to others.......................................     425,000
                                                              ----------
                                                              $5,756,000
                                                              ==========

     On May 20, 1996, the Company and affiliates of Belz Enterprises ("Belz") entered into an Agreement of Limited Partnership of BT Orlando Limited Partnership (the "Partnership"). Pursuant to this agreement, the Company agreed to contribute approximately 140 acres of its Orlando, Florida property to the Partnership, which property is valued at $15,246,000 for capital account purposes, when the requisite construction financing is obtained. The Partnership, with an affiliate of Belz and the Company, as general partners, will develop, construct, operate and lease a retail and entertainment shopping center complex on the property. The Company will have a 35% general partner interest in the Partnership and will be entitled to certain preferential distributions. The Company will participate in the cash flow, sales proceeds and refinancing proceeds from the operation, financing or disposition of such project. The Partnership originally was to terminate in the event construction financing was not obtained by May 20, 1998; however, the date was extended to June 30, 1999.

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

     In November 1996, the Company entered into an agreement for the sale of its Sumter County, Florida property for $104,000, generating a loss on the transaction of $49,000. The transaction closed in January 1997. For financial reporting purposes, the transaction was recorded as having closed in 1996.

3.   Income Taxes

     For the year 1998 on a consolidated basis, the Company reported a taxable loss and, therefore, no Federal income taxes were provided.

     On a consolidated basis the Company reported taxable income for each of the years ended December 31, 1997 and 1996. However, the Company had net operating loss carryforwards well in excess of the reported taxable income and, therefore, no Federal income taxes are payable for the years ended December 31, 1997 and 1996. Accordingly, the 1997 and 1996 Federal income tax provisions ($260,000 and $225,000, respectively) have been eliminated through utilization of such loss carryforwards in the accompanying Consolidated Statements of Operations through the reversal of the related valuation reserve (see below). The 1997 and 1996 provision for income taxes is comprised primarily of Federal alternative minimum income taxes.

     As of December 31, 1998, Thackeray had net operating loss carryforwards for Federal income tax purposes of approximately $5,000,000, which can be carried forward to offset future taxable income through 2013. In addition, the Company has capital loss carryforwards of $700,000, all of which expire in 2000.

     The tax effect of these net operating loss carryforwards is recorded as a deferred tax asset. However, because no substantial amount of these net operating loss carryforwards are expected to be realized, a valuation reserve equal to such deferred tax asset has been established.

4.   Stockholders' Equity

     Changes in stockholders' equity for the years ended December 31, 1998, 1997 and 1996 were as follows:

                                            Common Stock                                           Treasury Stock
                                       ----------------------     Capital                     ------------------------
                                         Number                 in excess of   Accumulated      Number
                                       of Shares     Amount      Par Value       Deficit      of Shares      Amount
                                       ---------     ------     ------------   -----------    ---------      ------
Balance December 31, 1995............   6,187,401  $  619,000   $53,424,000    $(34,299,000)  (1,080,000)  $(9,990,000)
Net income for the year..............          --          --            --         594,000           --            --
                                       ----------  ----------   -----------    ------------   ----------   -----------
Balance December 31, 1996............   6,187,401     619,000    53,424,000     (33,705,000)  (1,080,000)   (9,990,000)
Net income for the year..............          --          --            --         751,000           --            --
                                       ----------  ----------   -----------    ------------   ----------   -----------
Balance December 31, 1997............   6,187,401     619,000    53,424,000     (32,954,000)  (1,080,000)   (9,990,000)
Cancellation of Treasury Shares......  (1,080,000)   (108,000)   (9,882,000)             --    1,080,000     9,990,000
Net loss for the year................          --          --            --        (187,000)          --            --
                                       ----------  ----------   -----------    ------------   ----------   -----------
Balance December 31, 1998............   5,107,401  $  511,000   $43,542,000    $(33,141,000)          --   $        --
                                       ==========  ==========   ===========    ============   ==========   ===========

     In March 1998, the Company cancelled the 1,080,000 shares of its common stock held in treasury, returning them to the status of authorized and unissued shares of the Company. Accordingly, the Company has eliminated its Treasury Stock in the amount of $9,990,000, and charged Common Stock and Capital in Excess of Par Value for $108,000 and $9,882,000, respectively.

5.   Commitments

     Thackeray leases office space on a month to month basis.

     Total rent expense amounted to $20,000 in 1998, $29,000 in 1997 and $31,000 in 1996.

     Future minimum rental revenue from the non-cancellable lease, relating to one of the land parcels, in effect at December 31, 1998, is as follows:


Year                                                        Amount
----                                                        ------

1999....................................................  $   64,000
2000....................................................      64,000
2001....................................................      64,000
2002....................................................      64,000
2003....................................................      64,000
Thereafter..............................................   4,416,000

6.   Business Segments

     The operations are comprised exclusively of real estate.

7.   Sale of Investment

     In August, 1997, the Company sold its remaining investment in a privately owned company. The Company realized a gain on the sale of $873,000.

Stockholder Reference

Availability of Form 10-K

  Stockholders may obtain a copy of Thackeray's Annual Report on Form 10-K for the year ended December 31, 1998, without exhibits, free of charge by writing to the Assistant Secretary, Thackeray Corporation, 400 Madison Avenue, Suite 309 New York, New York 10017

Registrar and Transfer Agent

  Chase Mellon
  450 W. 33rd Street
  New York, New York 10001

Independent Public Accountants

  Arthur Andersen LLP
  New York, New York

General Counsel

  Weil, Gotshal & Manges LLP
  New York, New York

Market for Thackeray's Common Stock and
Related Stockholder Matters

  Effective April 20, 1998, the Company's common stock, which previously had been listed on the New York Stock Exchange, became listed on the American Stock Exchange. The following table sets forth the reported high and low sales prices for Thackeray's common stock during the periods indicated as reported in the record of composite transactions for New York Stock Exchange listed securities and American Stock Exchange listed securities, as appropriate.


                                      Quarter Ended
                      --------------------------------------------
                                              September   December
                      March 31     June 30       30          31
                      --------     -------    ---------   --------

       1998  High     3 15/16     3 13/16     4 1/16      3 1/2
             Low          3       3 1/4       3 5/16      3 1/16
       1997  High     3 1/8       2 5/8           4       4 3/16
             Low      2 1/4       2 1/4       2 7/16      3 1/4

  As of the close of business on March 25, 1999, there were approximately 1,300 holders of record of Thackeray's common stock.

  During the three years ended December 31, 1998, no dividends were paid on Thackeray's common stock.

Directors

Martin J. Rabinowitz(1)
Managing member RFIA Holdings LLC,
  a private investment company.

Jules Ross(1)

Ronald D. Rothberg(2)
President, The RDR Group Inc., a private
  investment company
Pomona, New York

Moses Rothman(2)
Chairman, Black Inc. A.G., a film distributor
London, England

John Sladkus(1)
Consultant,
  Peter Sharp & Co., Inc.,
  a real estate management company
New York, New York

Officers

Martin J. Rabinowitz
Chairman of the Board and President

Jules Ross
Vice President, Finance, Treasurer and Secretary

Executive Office

400 Madison Avenue, Suite 309
New York, New York 10017
(212) 759-3695

(1) Member of Executive Committee and Nominating Committee
(2) Member of Audit Committee