Form 10-K405, Exhibit 13
period 1999-12-31
THACKERAY CORP
filed 2000-03-30
CIK 354639

EXHIBIT 13

                             THACKERAY CORPORATION

                                 ANNUAL REPORT

                                      1999

THE COMPANY

     Thackeray Corporation is a Delaware corporation which holds an investment in a real estate partnership, as well as real estate for investment.

                                                           THACKERAY CORPORATION

DEAR STOCKHOLDER:

     Thackeray's focus is now centered on the Joint Venture (JV) it entered into in 1996 with Belz Enterprises to develop the Company's 218 acre Orlando, Florida tract. Development and construction of the initial phase of the JV -- an 830,000 square foot retail/entertainment center residing on 140 acres of the Orlando property -- commenced in 1998, and the first anchor tenant, a Cinemark 20 screen movie theatre opened in late 1999. Sporting goods retailer, Bass Pro, is expected to open its 142,000 sq. ft. facility by June 2000 and a theme restaurant opens later in the year.

     First stage constructing financing of $40 million was taken down in 1999; an additional $75 million required to complete the 140 acre phase of the JV is expected to be funded in the fall of 2000 along with the refinancing of $22 million of the original construction financing.

     We are making good progress in leasing the balance of the center, including interior space allocated to small stores.

     In 1999 Thackeray sold its Dade County, Florida leasehold property to its lessee for approximately $784,000.

     Thackeray ended 1999 with $5.2 million in cash and cash equivalents. We believe such balances will be sufficient to fund the Company's cash requirements in the foreseeable future.

                                        Very truly yours,

                                        [/s/ Martin J. Rabinowtiz]

                                        MARTIN J. RABINOWITZ
                                        Chairman of the Board

March 24, 2000
New York, New York

SELECTED FINANCIAL DATA
FIVE YEAR SUMMARY

     The following tabulation presents selected financial data for Thackeray for each of the five years in the period ended December 31, 1999 (amounts stated in thousands except for per share data):

                                          1999      1998       1997       1996       1995
                                          ----      ----       ----       ----       ----
Real estate revenues...................  $   837   $    64    $    64    $ 2,333    $    80
Income (loss) from continuing
  operations...........................       89      (187)       751        594       (719)
Income (loss) from discontinued
  operations, net......................       --        --         --         --     (1,216)
Net income (loss)......................       89      (187)       751        594     (1,935)
Net income (loss) per share............      .02      (.04)       .15        .12       (.38)
Total assets...........................   11,433    11,345     11,564     10,884     10,203
Real estate assets.....................    6,164     6,569      6,337      6,098      7,121
Stockholders' equity...................   11,001    10,912     11,099     10,348      9,754

     No dividends were declared on Thackeray's common stock during the period covered by this tabulation.

QUARTERLY FINANCIAL DATA: (UNAUDITED)

     Financial data for interim periods were as follows (amounts stated in thousands except for per share data):

                                              MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                              --------    -------    ------------    -----------
1999
  Real estate revenues......................   $  16       $  16        $   16          $ 789
  Income from real estate operations........      16          16            16            334
  Net income (loss).........................     (57)        (94)          (47)           287
  Net income (loss) per share...............    (.01)       (.02)         (.01)           .06
1998
  Real estate revenues......................   $  16       $  16        $   16          $  16
  Income from real estate operations........      16          16            16             16
  Net loss..................................     (23)       (111)          (44)            (9)
  Net loss per share........................     .00        (.02)         (.01)          (.01)

OPERATING REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     The Company believes that its current cash balance will be sufficient to fund its requirements for the foreseeable future.

     As more fully described in Note 2, in September 1999, the Company's real estate partnership closed $40 million of construction financing and simultaneously the Company deeded 140 acres of its Orlando, Florida acreage with a basis of $3.471 million to the BT Orlando Limited Partnership. The Company also pledged its remaining contiguous 78 acres as additional collateral to secure the construction loan.

     In November 1999, the Company sold its 99 year, with 72 years remaining, Dade County, Florida leasehold property to its lessee for approximately $784,000, which represents the net present value of all future rentals discounted at 8%. The carrying value of the leasehold property was $425,000, and the revenue from such property represents all of the Company's rental income in 1998 and 1999.

     At December 31, 1999, the Company had no commitments for capital expenditures.

RESULTS OF OPERATIONS

  1999 vs. 1998

     Total real estate revenues were $837,000 in 1999, which included real estate sales of $784,000; the gain on the sale was $359,000; in 1998 real estate revenues totaled $64,000.

     During 1999, the Company reported $30,000, as its proportionate share of operating losses incurred by the Real Estate Partnership, which commenced operations on a limited basis in December 1999.

     General and administrative expenses for 1999 were consistent with the amounts incurred in 1998.

     Interest income for 1999 was $234,000 versus $264,000 for 1998. The decrease results from the Company's maintaining lower cash investment balances and receiving lower yields on invested funds.
  1998 vs. 1997

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

IMPACT OF INFLATION

     The Company anticipates minimal, if any, inflationary impact.

YEAR 2000

     The impact of Year 2000 issues has not had and is not expected to have an adverse effect on the Company's business and operations. External and internal costs incurred relating to the modification of internal use software for the Year 2000 did not have and are not expected to have a material adverse effect on the Company's results of operations or financial position.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
   AND STOCKHOLDERS OF
   THACKERAY CORPORATION:

We have audited the accompanying consolidated balance sheets of Thackeray Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thackeray Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                             Arthur Andersen LLP
                                                  Arthur Andersen LLP
New York, New York
March 29, 2000

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998

                                                                  1999            1998
                                                                  ----            ----
ASSETS:
  Cash and cash equivalents.................................  $  5,155,000    $  4,683,000
  Receivables from real estate partnership (Note 2).........       --              635,000
  Investment in real estate partnership (Note 2)............     4,304,000         178,000
  Investments in real estate (Note 2).......................     1,860,000       5,756,000
  Other assets, net.........................................       114,000          93,000
                                                              ------------    ------------
Total Assets................................................  $ 11,433,000    $ 11,345,000
                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Accounts payable and accrued expenses.....................  $     31,000    $     18,000
  Accrued income and other taxes............................       280,000         293,000
  Other liabilities.........................................       121,000         122,000
                                                              ------------    ------------
          Total liabilities.................................       432,000         433,000
                                                              ------------    ------------
  Commitments...............................................
  Stockholders' equity (Note 4):............................
     Common stock, $.10 par value (20,000,000 shares
       authorized; 5,107,401 shares issued and
       outstanding..........................................       511,000         511,000
     Capital in excess of par value.........................    43,542,000      43,542,000
     Accumulated deficit....................................   (33,052,000)    (33,141,000)
                                                              ------------    ------------
          Total stockholders' equity........................    11,001,000      10,912,000
                                                              ------------    ------------
Total Liabilities and Stockholders Equity...................  $ 11,433,000    $ 11,345,000
                                                              ============    ============

      The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                1999          1998          1997
                                                                ----          ----          ----
REVENUES FROM REAL ESTATE OPERATIONS:
  Rental income............................................  $   53,000    $   64,000    $   64,000
  Sales of real estate, net................................     784,000            --            --
                                                             ----------    ----------    ----------
          Total real estate revenues.......................     837,000        64,000        64,000
                                                             ----------    ----------    ----------

EXPENSES OF REAL ESTATE OPERATIONS:
  Cost of property sold....................................     425,000            --            --
  Equity in net loss from real estate partnership..........      30,000            --            --
                                                             ----------    ----------    ----------
          Total real estate expenses.......................     455,000            --            --
                                                             ----------    ----------    ----------
  Income from real estate operations.......................     382,000        64,000        64,000
  General and administrative expenses......................    (527,000)     (515,000)     (429,000)
  Interest income..........................................     234,000       264,000       258,000
  Gain on sale of investment...............................          --            --       873,000
                                                             ----------    ----------    ----------
  Income (loss) before income taxes........................      89,000      (187,000)      766,000
  Income taxes.............................................          --            --        15,000
                                                             ----------    ----------    ----------
          Net income (loss)................................  $89,000....   $ (187,000)   $  751,000
                                                             ==========    ==========    ==========

INCOME (LOSS) PER SHARE:
  Income (loss) per share..................................  $      .02    $     (.04)   $      .15
                                                             ==========    ==========    ==========
  Number of shares.........................................   5,107,401     5,107,401     5,107,401
                                                             ==========    ==========    ==========

        The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                1999         1998         1997
                                                                ----         ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................  $   89,000   $ (187,000)  $  751,000
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
       Depreciation and amortization.......................          --        3,000        4,000
       Gain on sale of investment..........................          --           --     (873,000)
       Gain on sale of real estate.........................    (359,000)          --           --
       Equity in net loss from real estate partnership           30,000           --           --
  Changes in assets and liabilities:
       Increase in receivables from real estate
          partnership......................................          --     (250,000)    (258,000)
       (Decrease) increase in accounts payable and accrued
          liabilities......................................      (1,000)     (32,000)     (71,000)
       Other, net..........................................     (22,000)       2,000       12,000
                                                             ----------   ----------   ----------
          Net cash used in operating activities............    (263,000)    (464,000)    (435,000)
                                                             ----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of investment.........................          --           --      887,000
  Investment in real estate partnership....................     (49,000)      (9,000)     (13,000)
  Proceeds from sale of real estate........................     784,000           --      102,000
                                                             ----------   ----------   ----------
          Net cash provided by investing activities........     735,000       (9,000)     976,000
                                                             ----------   ----------   ----------
       (Decrease) Increase in cash and cash equivalents....     472,000     (473,000)     541,000
  Cash and cash equivalents -- beginning of year...........   4,683,000    5,156,000    4,615,000
                                                             ----------   ----------   ----------
  Cash and cash equivalents -- end of year.................  $5,155,000   $4,683,000   $5,156,000
                                                             ==========   ==========   ==========
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
  Land contributed to Real Estate Partnership                $3,471,000           --           --
                                                             ==========   ==========   ==========
  Receivables contributed to Real Estate Partnership.......  $  635,000           --           --
                                                             ==========   ==========   ==========

        The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1999, 1998 AND 1997

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of Thackeray Corporation ("Thackeray" or the "Company") and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated.

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

Investment in Real Estate Partnership

     The investment in the real estate partnership (see Note 2) is accounted for on the equity method of accounting. The carrying value of the Company's investment in its real estate partnership differs from their capital account at the partnership level due to certain costs incurred relating to the formation of the partnership. These differences are amortized on a straight line basis over the estimated useful life of the real estate asset in the partnership.

Earnings Per Share

     Net income (loss) applicable to common stock in each of the years 1999, 1998, and 1997 was divided by the weighted average number of shares outstanding during the period.

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

  New Accounting Pronouncement Not Yet Adopted

     During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" which provides that all derivative instruments should be recognized as either assets or liabilities depending on the rights and obligations under the contract and that all derivative instruments be measured at fair value. This pronouncement is required to be adopted by January 1, 2001. Management has not yet quantified the impact, if any, that adoption of this pronouncement will have on the Company's financial statements.

Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year's presentation.

2.   REAL ESTATE

     The various classifications of real estate owned by Thackeray, all of which is located in Florida, at December 31, 1999 and 1998 were as follows:

                                                                 1999          1998
                                                              ----------    ----------
Investments in real estate:
    Undeveloped land........................................  $1,860,000    $5,331,000
    Land leased to others...................................          --       425,000
                                                              ----------    ----------
                                                              $1,860,000    $5,756,000
                                                              ==========    ==========
Investment in real estate partnership.......................  $4,304,000    $  178,000
                                                              ==========    ==========
Receivables from real estate partnership....................  $       --    $  635,000
                                                              ==========    ==========

     On May 20, 1996, the Company and affiliates of Belz Enterprises ("Belz") entered into an Agreement of Limited Partnership of BT Orlando Limited Partnership. Pursuant to this agreement, the Company agreed to contribute approximately 140 acres of its Orlando, Florida property to the partnership, which property is valued at $15,246,000 for capital account purposes. The partnership, with an affiliate of Belz and Brennand-Paige Industries, Inc., a subsidiary of the Company, as general partners, is in the process of developing, constructing, and leasing an 830,000 square foot retail and entertainment shopping center complex on the property. The Company has a 35% general partner interest in the partnership and is entitled to certain cumulative, noncompounded preferential distributions of 9% on its Preferred Partnership Capital, as defined. The Company will also participate in the cash flow, sales proceeds and refinancing proceeds from the operation, financing or disposition of such project. The partnership agreement also provides for excess cash flow to first be used to reimburse the partners for certain preconstruction expenses including real estate taxes incurred by the Company. The agreement also contains certain buy-sell provisions among the partners.

     In addition, on May 20, 1996, the Company and Belz entered into a binding letter agreement regarding the development of the remaining approximately 78 acres of the Company's Orlando, Florida property, which property will be valued at $8,487,000 for capital account purposes. Pursuant to this letter agreement, the parties agreed to form a new partnership to develop 22.5 acres of such property as commercial property and 55.5 acres thereof as multi-family residential property, upon completion of the development of the 140 acres and obtaining the requisite construction financing. The Company, through a subsidiary, and Belz, or one of its affiliates, will be 50% owners and general partners of such partnership and the Company will be entitled to certain preferential distributions.

     In August 1999, the partners of BT Orlando Limited Partnership revised the partnership agreement pursuant to which they revised the formula for determining preferential returns due to the Company for its 140 acre land contribution. Effective September 1999 and through March 2000, such returns will approximate $20,000 monthly; thereafter, the returns will approximate $45,000 monthly and will remain at that level unless and until the partnership borrows approximately an additional $75 million, the estimated amount needed to complete the 140 acre project, at which time the returns will approximate the original formula amount of $110,000 monthly.

     In addition, the partners have agreed that costs incurred by the partners on behalf of and reimbursable by the partnership related to real estate taxes and construction costs prior to the closing of construction financing shall be treated as capital contribution and shall be entitled to a 9% cumulative non-compounded preferred return. Previously, such costs were presented by the Company as a receivable from the partnership. Costs incurred by the partners on behalf of the partnership subsequent to the closing of the construction financing are reimbursable with interest at the prime rate.

     Through December 31, 1999, cumulative preferred returns to Thackeray approximate $101,000, which have not been recognized in the accompanying financial statements. In addition, in August 1999, the partners revised the letter agreement regarding the remaining 78 acres of land, setting forth certain additional time limitations regarding the establishment of a new partnership for the development of such parcel.

     In September 1999, the Company's real estate partnership closed $40 million of construction financing and simultaneously the Company deeded 140 acres of its Orlando, Florida acreage with an historical carrying value of $3.471 million to the partnership. The Company also pledged its remaining contiguous 78 acres as additional collateral to secure the construction loan. As of December 31, 1999 the partnership has borrowed $25.6 million under the construction loan and intends to draw down the remaining loan facility during year 2000. Of the total loan, $22 million is due for repayment in August 2000. The partnership will be required to refinance this portion of the loan, as well as obtain an additional $75 million of financing, in order to complete the 140 acre phase of the project.

     Ground breaking commenced in mid-1998 and a Cinemark 20 screen theatre opened December 1999. Two additional anchor tenants are scheduled to open in 2000.

     The following are the condensed financial statements (000's omitted) of BT Orlando Limited Partnership as of December 31, 1999 and for the year ended December 31, 1999:

                                 BALANCE SHEET

                                                                  1999
                                                                  ----
Real estate, net............................................  $      36,132
Other assets................................................            120
Other liabilities...........................................         (2,728)
Debt........................................................        (25,575)
Payable to partners.........................................         (1,749)
                                                              -------------
Partners' capital...........................................  $       6,200
                                                              =============

                          STATEMENT OF OPERATIONS
Rent and other income.......................................  $          34
Expenses....................................................           (120)
                                                              -------------
Net loss....................................................  $         (86)
                                                              =============

     In November 1999, the Company sold its 99 year, with 72 years remaining, Dade County, Florida leasehold property to its lessee for approximately $784,000. The carrying value of the leasehold property was $425,000, and the revenue from such property represented all of the Company's rental income in 1997, 1998 and 1999.

3.   INCOME TAXES

     On a consolidated basis the Company reported taxable income for each of the years ended December 31, 1999 and 1997. However, the Company had capital loss carryforwards and net operating loss carryforwards in excess of the reported taxable income and, therefore, no Federal income taxes are payable for the years ended December 31, 1999 and 1997. Accordingly, the 1999 and 1997 Federal income tax provisions, ($30,000 and $260,000 respectively) have been eliminated through utilization of such loss carryforwards in the accompanying Consolidated Statements of Operations through the reversal of the related valuation reserve. The 1997 provision for income taxes is comprised primarily of Federal alternative minimum income taxes.

     For the year 1998 on a consolidated basis, the Company reported a taxable loss and, therefore, no Federal income taxes were provided.

     As of December 31, 1999, Thackeray had net operating loss carryforwards for Federal income tax purposes of approximately $5,900,000, which can be carried forward to offset future taxable income through 2014. In addition, the Company has capital loss carryforwards of $350,000, all of which expire in 2000.

     The tax effect of these net operating loss carryforwards is recorded as a deferred tax asset. However, because no substantial amount of these net operating loss carryforwards are expected to be realized, a valuation reserve equal to such deferred tax asset has been established.

4.   STOCKHOLDERS' EQUITY

     Changes in stockholders' equity for the years ended December 31, 1999, 1998 and 1997 were as follows:

                                            Common Stock                                           Treasury Stock
                                       ----------------------     Capital                     ------------------------
                                         Number                 in excess of   Accumulated      Number
                                       of Shares     Amount      Par Value       Deficit      of Shares      Amount
                                       ---------     ------     ------------   -----------    ---------      ------
Balance December 31, 1996............   6,187,401  $  619,000   $53,424,000    $(33,705,000)  (1,080,000)  $(9,990,000)
Net income for the year..............          --          --            --         751,000           --            --
                                       ----------  ----------   -----------    ------------   ----------   -----------
Balance December 31, 1997............   6,187,401     619,000    53,424,000     (32,954,000)  (1,080,000)   (9,990,000)
Cancellation of Treasury Shares......  (1,080,000)   (108,000)   (9,882,000)             --    1,080,000     9,990,000
Net loss for the year................          --          --            --        (187,000)          --            --
                                       ----------  ----------   -----------    ------------   ----------   -----------
Balance December 31, 1998............   5,107,401     511,000    43,542,000     (33,141,000)          --            --
Net income for year..................          --          --            --          89,000           --            --
                                       ----------  ----------   -----------    ------------   ----------   -----------
Balance December 31, 1999............   5,107,401  $  511,000   $43,542,000    $(33,052,000)          --   $        --
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

5.   COMMITMENTS

     Thackeray leases office space through 2003. Total rent expense amounted to $20,000 in 1999 and 1998, and $29,000 in 1997.

     Future minimum rentals from the office lease, in effect at December 31, 1999, are as follows:

YEAR                                                        AMOUNT
----                                                        ------
2000......................................................  $31,500
2001......................................................   31,500
2002......................................................   31,500
Thereafter................................................    2,625

6.   BUSINESS SEGMENTS

     The operations are comprised exclusively of real estate.

7.   SALE OF INVESTMENT

     In August, 1997, the Company sold its remaining investment in a privately owned company. The Company realized a gain on the sale of $873,000.

STOCKHOLDER REFERENCE

AVAILABILITY OF FORM 10-K

  Stockholders may obtain a copy of Thackeray's Annual Report on Form 10-K for the year ended December 31, 1999, without exhibits, free of charge by writing to the Assistant Secretary,
  Thackeray Corporation,
  509 Madison Avenue, Suite 1714
  New York, New York 10022

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

                                      Quarter Ended
                      ---------------------------------------------
                                              September   December
                      March 31     June 30       30          31
                      --------     -------    ---------   --------
       1999  High     3 3/4       3 3/4       4 3/4       4 1/8
             Low      3 3/8       3 1/4       3 1/16      3 3/8
       1998  High     3 15/16     3 13/16     4 1/16      3 1/2
             Low          3       3 1/4       3 5/16      3 1/16

  As of the close of business on March 1, 2000, there were approximately 1,300 holders of record of Thackeray's common stock.

  During the three years ended December 31, 1999, no dividends were paid on Thackeray's common stock.

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

EXECUTIVE OFFICE

509 Madison Avenue, Suite 1714
New York, New York 10022
(212) 759-3695

(1) Member of Executive Committee and Nominating Committee
(2) Member of Audit Committee