Form 10-K405, Exhibit 13
period 2000-12-31
THACKERAY CORP
filed 2001-03-30
CIK 354639

Exhibit 13
                                                                      ----------


                              THACKERAY CORPORATION

                                  ANNUAL REPORT

                                      2000

THE COMPANY

     Thackeray Corporation is a Delaware corporation which holds an investment in a real estate partnership, as well as real estate for investment.

                                                           THACKERAY CORPORATION

DEAR STOCKHOLDER:

     Thackeray's focus is now centered on the Joint Venture (JV) it entered into in 1996 with Belz Enterprises to develop the Company's 218 acre Orlando, Florida tract. Development and construction of the initial phase of the JV -- an approximately 925,000 square foot retail/entertainment center residing on 140 acres of the Orlando property -- commenced in 1998, and the first anchor tenant, a Cinemark 20 screen movie theatre opened in December 1999. Sporting goods retailer, Bass Pro, opened its 163,000 sq. ft. facility in June 2000 and a Van's Skate Park is scheduled to open in late 2001.

     First stage construction financing of $40 million was secured in 1999, $22 million of which is due in May 2001. The partnership is required to refinance this portion of the loan and will require an additional $80 million to complete the entire $120 million 140 acre phase of the JV. Negotiations are continuing for such required financing. There is no assurance that the partnership will succeed in obtaining the needed financing. As a condition of closing the proposed $120 million financing package, Thackeray has committed to contributing $1.75 million to the JV's capital effective upon securing the requisite financing.

     We are making good progress in leasing the balance of the center, including interior space allocated to small stores. At year end 2000, leases for approximately 70% of the center were in place.

     Thackeray ended 2000 with $4.9 million in cash and cash equivalents. We believe such balances will be sufficient to fund the Company's cash requirements in the foreseeable future.

                                        Very truly yours,

                                        [/s/ Martin J. Rabinowtiz]

                                        MARTIN J. RABINOWITZ
                                        Chairman of the Board

March 26, 2001
New York, New York

SELECTED FINANCIAL DATA
FIVE YEAR SUMMARY

     The following tabulation presents selected financial data for Thackeray for each of the five years in the period ended December 31, 2000 (amounts stated in thousands except for per share data):

                                          2000      1999       1998       1997       1996
                                          ----      ----       ----       ----       ----
Real estate revenues...................  $    --   $   837    $    64    $    64    $ 2,333
Net income (loss)......................   (2,491)       89       (187)       751        594
Net income (loss) per share............     (.49)      .02       (.04)       .15        .12
Total assets...........................    8,907    11,433     11,345     11,564     10,884
Real estate assets.....................    4,004     6,255      6,640      6,337      6,098
Stockholders' equity...................    8,510    11,001     10,912     11,099     10,348

     No dividends were declared on Thackeray's common stock during the period covered by this tabulation.

QUARTERLY FINANCIAL DATA (UNAUDITED)

     Financial data for interim periods were as follows (amounts stated in thousands except for per share data):

                                              MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                              --------    -------    ------------    -----------
2000
  Real estate revenues......................   $   --      $  --        $   --         $   --
  Loss from real estate.....................     (114)      (118)         (554)        (1,475)
  Net loss..................................     (174)      (197)         (614)        (1,506)
  Net loss per share........................     (.03)      (.04)         (.12)          (.29)
1999
  Real estate revenues......................       16         16            16            789
  Income from real estate...................       16         16            16            334
  Net income (loss).........................      (57)       (94)          (47)           287
  Net income (loss) per share...............     (.01)      (.02)         (.01)           .06

OPERATING REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     The Company believes that its current cash balance will be sufficient to fund its requirements for the foreseeable future.

     As more fully described in Note 2, in September 1999, the Company's real estate partnership closed $40 million of construction financing and simultaneously the Company deeded 140 acres of its Orlando, Florida property with a basis of $3.471 million to the BT Orlando Limited Partnership. The Company also pledged its remaining contiguous 78 acres as additional collateral to secure the construction loan.

     As further discussed in Note 2, the partnership has incurred net losses over the past two years due to the current limited operations of the first phase of the development project. In addition, the partnership has $22 million of debt maturing in May 2001 and requires an additional $80 million to complete the $120 million 140 acre phase of the project. The partnership is currently involved in negotiations related to such financing, however, there are no assurances that the partnership will be successful in obtaining the needed financing. The Company has made an additional $1.75 million capital commitment to the real estate partnership upon its securing of requisite financing.

     At December 31, 2000, the Company had no other commitments for capital expenditures.

RESULTS OF OPERATIONS
  2000 vs. 1999

     Real estate revenues in 2000 were zero versus $837,000 in 1999, as the Company in 1999 sold its leasehold property; the gain on sale recognized in 1999 was $359,000.

     The Company's share of the net losses of the partnership was $2,261,000 in 2000 and $30,000 in 1999. The losses reflect that the property is still being developed and thus has limited operations; in addition, 2000 represents a full year of operations as compared to 1999, since operations commenced in December 1999.

     General and administrative expenses for 2000 were consistent with amounts incurred in 1999.

     Interest income was $301,000 in 2000 and $234,000 in 1999. The increase results from the Company's maintaining higher average cash investment balances and receiving higher yields on invested funds.

  1999 vs. 1998

     Total real estate revenues were $837,000 in 1999, which included real estate sales of $784,000; the gain on the sale was $359,000; in 1998 real estate revenues totaled $64,000.

     During 1999, the Company reported $30,000, as its proportionate share of net losses incurred by the real estate partnership, which commenced operations on a limited basis in December 1999.

     General and administrative expenses for 1999 were consistent with the amounts incurred in 1998.

     Interest income for 1999 was $234,000 versus $264,000 for 1998. The decrease results from the Company's maintaining lower average cash investment balances and receiving lower yields on invested funds.

IMPACT OF INFLATION

     The Company anticipates minimal, if any, inflationary impact.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
   AND STOCKHOLDERS OF
   THACKERAY CORPORATION:

We have audited the accompanying consolidated balance sheets of Thackeray Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thackeray Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                             Arthur Andersen LLP
                                                  Arthur Andersen LLP
March 26, 2001
New York, New York

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999

                                                                  2000            1999
                                                                  ----            ----
ASSETS:
  Cash and cash equivalents.................................  $  4,879,000    $  5,155,000
  Investment in and advances to real estate partnership
     (Note 2)...............................................     2,053,000       4,304,000
  Investments in real estate (Note 2).......................     1,951,000       1,951,000
  Other assets..............................................        24,000          23,000
                                                              ------------    ------------
Total Assets................................................  $  8,907,000    $ 11,433,000
                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Accounts payable and accrued expenses.....................  $    276,000    $    311,000
  Other liabilities.........................................       121,000         121,000
                                                              ------------    ------------
          Total liabilities.................................       397,000         432,000
                                                              ------------    ------------
  Commitments (Note 5)......................................
  Stockholders' equity (Note 4):
     Common stock, $.10 par value (20,000,000 shares
       authorized; 5,107,401 shares issued and
       outstanding).........................................       511,000         511,000
     Capital in excess of par value.........................    43,542,000      43,542,000
     Accumulated deficit....................................   (35,543,000)    (33,052,000)
                                                              ------------    ------------
          Total stockholders' equity........................     8,510,000      11,001,000
                                                              ------------    ------------
Total Liabilities and Stockholders' Equity..................  $  8,907,000    $ 11,433,000
                                                              ============    ============

      The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

                                                                2000           1999          1998
                                                                ----           ----          ----
REVENUES FROM REAL ESTATE:
  Rental income............................................  $        --    $   53,000    $   64,000
  Sales of real estate, net................................           --       784,000            --
                                                             -----------    ----------    ----------
          Total real estate revenues.......................           --       837,000        64,000
                                                             -----------    ----------    ----------

EXPENSES OF REAL ESTATE:
  Cost of property sold....................................           --       425,000            --
  Equity in net loss from real estate partnership..........    2,261,000        30,000            --
                                                             -----------    ----------    ----------
          Total real estate expenses.......................    2,261,000       455,000            --
                                                             -----------    ----------    ----------
  Income (loss) from real estate...........................   (2,261,000)      382,000        64,000
  General and administrative expenses......................     (531,000)     (527,000)     (515,000)
  Interest income..........................................      301,000       234,000       264,000
                                                             -----------    ----------    ----------
  Income (loss) before income taxes........................   (2,491,000)       89,000      (187,000)
  Income taxes.............................................           --            --            --
                                                             -----------    ----------    ----------
          Net income (loss)................................  $(2,491,000)   $   89,000    $ (187,000)
                                                             ===========    ==========    ==========

NET INCOME (LOSS) PER SHARE:
  Net income (loss) per share..............................  $      (.49)   $      .02    $     (.04)
                                                             ===========    ==========    ==========
  Number of shares.........................................    5,107,401     5,107,401     5,107,401
                                                             ===========    ==========    ==========

        The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

                                                                2000          1999         1998
                                                                ----          ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................  $(2,491,000)  $   89,000   $  (187,000)
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
       Depreciation and amortization.......................           --           --         3,000
       Gain on sale of real estate.........................           --     (359,000)           --
       Equity in net loss from real estate partnership         2,261,000       30,000            --
  Changes in operating assets and liabilities:
       Decrease in accounts payable and accrued
          liabilities......................................      (35,000)      (1,000)      (32,000)
       Other assets and liabilities, net...................       (1,000)      (2,000)       29,000
                                                             -----------   ----------   -----------
          Net cash used in operating activities............     (266,000)    (243,000)     (187,000)
                                                             -----------   ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in real estate partnership....................           --      (18,000)      (80,000)
  Increase in receivables from real estate partnership.....      (10,000)     (31,000)     (179,000)
  Increase in deferred real estate costs...................           --      (20,000)      (27,000)
  Proceeds from sale of real estate........................           --      784,000            --
                                                             -----------   ----------   -----------
          Net cash provided by (used in) investing
            activities.....................................      (10,000)     715,000      (286,000)
                                                             -----------   ----------   -----------
       (Decrease) increase in cash and cash equivalents....     (276,000)     472,000      (473,000)
  Cash and cash equivalents -- beginning of year...........    5,155,000    4,683,000     5,156,000
                                                             -----------   ----------   -----------
  Cash and cash equivalents -- end of year.................  $ 4,879,000   $5,155,000   $ 4,683,000
                                                             ===========   ==========   ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
  Land contributed to real estate partnership                         --   $3,471,000            --
                                                             ===========   ==========   ===========
  Receivables contributed to real estate partnership.......           --   $  666,000            --
                                                             ===========   ==========   ===========

        The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000, 1999, AND 1998

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of Thackeray Corporation ("Thackeray" or the "Company") and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated.

     The Company's operations are comprised exclusively of managing its real estate investments. Accordingly, the Company prepares an unclassified balance sheet. In addition, the accompanying consolidated statements of operations reflect the activities of such investments.

Cash Equivalents

     The Company considers investments in certificates of deposit which mature in 90 days or less to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of these amounts.

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

Investment in Real Estate Partnership

     The investment in the real estate partnership is accounted for on the equity method of accounting, taking into consideration the capital contributed by each partner into the partnership and the distribution priorities provided for in the partnership agreement. The carrying value of the Company's investment in its real estate partnership differs from their capital account at the partnership level due to certain costs incurred relating to the formation of the partnership. This difference is amortized on a straight-line basis over 40 years.

Earnings Per Share

     Net income (loss) applicable to common stock in each of the years 2000, 1999, and 1998 was divided by the weighted average number of shares outstanding during the period.

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

Accounting Estimates

     The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Recently Issued Accounting Pronouncements

     During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which has been subsequently amended, which provides that all derivative instruments should be recognized as either assets or liabilities depending on the rights and obligations under the contract and that all derivative instruments be measured at fair value. This pronouncement is required to be adopted by the Company by January 1, 2001. Management has determined that the impact upon adoption of this pronouncement will not have a material effect on the Company's financial statements.

Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year's presentation.

2.   REAL ESTATE

     The various classifications of real estate owned by Thackeray, all of which is located in Florida, at December 31, 2000 and 1999 were as follows:

                                                       2000          1999
                                                    ----------    ----------
Investment in and advances to real estate
  partnership:
     Investment in partnership....................  $2,043,000    $4,304,000
     Receivables from partnership.................      10,000            --
                                                    ----------    ----------
                                                     2,053,000     4,304,000
                                                    ----------    ----------
Investments in real estate:
     Undeveloped land.............................   1,860,000     1,860,000
     Deferred real estate costs...................      91,000        91,000
                                                    ----------    ----------
                                                     1,951,000     1,951,000
                                                    ----------    ----------
Total real estate assets..........................  $4,004,000    $6,255,000
                                                    ==========    ==========

     On May 20, 1996, the Company and affiliates of Belz Enterprises ("Belz") entered into an Agreement of Limited Partnership of BT Orlando Limited Partnership ("BT Orlando"). Pursuant to this agreement, the Company agreed to contribute approximately 140 acres of its Orlando, Florida property to the partnership, which property is valued at $15,246,000 for capital account purposes. The partnership, with an affiliate of Belz and Brennand-Paige Industries, Inc., a subsidiary of the Company, as general partners, is in the process of developing, constructing, and leasing an approximately 925,000 square foot retail and entertainment shopping center complex on the property. The Company has a 35% general partner interest in the partnership and is entitled to certain cumulative, noncompounded preferential distributions of 9% on its Preferred Partnership Capital, as defined. The Company will also participate in the cash flow, sales proceeds and refinancing proceeds from the operation, financing or disposition of such project. The agreement also contains certain buy-sell provisions among the partners.

     In August 1999, the partners of BT Orlando revised the partnership agreement pursuant to which the formula for determining preferential returns due to the Company for its 140 acre land contribution was revised. Effective September 1999, reduced preferential returns apply until total construction financing required for the entire shopping center -- approximately $120 million -- is in place, at which time the preferential return will revert to its original contractual amount.

     The partners of BT Orlando have also agreed that costs incurred by the partners on behalf of and reimbursable by the partnership related to real estate taxes and construction costs prior to the September 1999 closing of construction financing shall be treated as capital contributions entitled to 9% cumulative non-compounded preferred returns. The costs contributed by the Company were approximately $666,000. Previously, such costs were presented by the Company as a receivable from the partnership. Costs incurred by the partners on behalf of the partnership subsequent to the closing of the construction financing are reimbursable with interest at the prime rate.

     In September 1999, BT Orlando closed $40 million of construction financing and simultaneously the Company deeded 140 acres of its Orlando, Florida property with an historical carrying value of approximately $3.5 million to the partnership. The Company also pledged its remaining contiguous 78 acres as additional collateral to secure the construction loan. Pursuant to the terms of the partnership agreement, the Company has also provided certain indemnification and contribution rights to the extent of its 35% ownership interest in the partnership to the guarantors of the loan, who are affiliated with certain of the partners, in the event that the guarantors are required to perform under the guaranty agreement and the assets that secure the loan are not sufficient to satisfy the Company's pro rata share of the obligation to the guarantors. As of December 31, 2000, the partnership borrowed approximately $36.7 million under the construction loan and intends to draw down the remaining loan facility in early 2001. Of the total $40 million loan, $22 million was due in August 2000 but was extended to May 2001, and the remaining $18 million is due in September 2002, subject to certain extension options.

     Development and leasing efforts for the project are on-going. A 20 screen Cinemark theatre opened in December 1999. A Bass Pro 163,000 sq. ft. anchor store opened in June 2000 and a Van's Skate Park is scheduled to open in late 2001.

     BT Orlando has incurred net losses and negative operating cash flows over the past two years due to the current limited operations of the first phase of the development project. In addition, the partnership is required to refinance the $22 million of debt maturing in May 2001 and will require an additional $80 million to complete the $120 million 140 acre phase of the project. As a result, since the partnership currently has limited resources available to meet its operating and debt service requirements, the partnership is dependent on its ability to borrow additional funds to meet these requirements. The partnership is currently involved in negotiations related to such financing. Thackeray has committed to contribute $1.75 million of additional capital to BT Orlando effective upon securing the requisite financing. However, there are no assurances that the partnership will be successful in obtaining the financing needed to refinance the debt maturing in May 2001 and in obtaining the additional capital necessary to complete the 140 acre phase of the project. In the event the partnership is unsuccessful in obtaining the requisite financing, the construction loan lender may exercise its remedies under the loan agreement, including taking action against the assets collateralizing the loan. Accordingly, the realization of the Company's real estate assets related to the partnership is dependent upon the partnership obtaining the requisite financing and the successful future development, leasing and operation of the real estate project.

     The following are the condensed financial statements (000's omitted) of BT Orlando Limited Partnership as of December 31, 2000 and 1999, and for the years then ended.

                                 BALANCE SHEETS

                                                         2000        1999
                                                       --------    --------
Real estate, net.....................................  $ 47,123    $ 34,560
Other assets.........................................     1,659       1,692
Other liabilities....................................    (3,802)     (2,728)
Debt.................................................   (36,699)    (25,575)
Payable to partners..................................    (6,014)     (1,749)
                                                       --------    --------
Partners' capital....................................  $  2,267    $  6,200
                                                       ========    ========
Partners' capital -- Thackeray.......................  $  1,847    $  4,108
                                                       ========    ========
                         STATEMENTS OF OPERATIONS
Rent and other income................................  $  1,033    $     34
Operating expenses...................................    (1,477)        (85)
Interest expense.....................................    (1,832)         --
Depreciation and amortization expense................    (1,657)        (35)
                                                       --------    --------
Net loss.............................................  $ (3,933)   $    (86)
                                                       ========    ========

     As of December 31, 2000, the Preferred Partnership Capital, as defined, of the Company was approximately $15.9 million and of the other partners was approximately $2.1 million. Through December 31, 2000, the cumulative unpaid preferred returns to Thackeray approximated $636,000 and to the other partners approximated $257,000, which have not been recognized in the accompanying financial statements.

     On May 20, 1996, the Company and Belz also entered into a binding letter agreement regarding the development of the remaining approximately 78 acres of the Company's Orlando, Florida property, which property will be valued at $8,487,000 for capital account purposes. Pursuant to this letter agreement, the parties agreed to form a new partnership to develop 22.5 acres of such property as commercial property and 55.5 acres thereof as multi-family residential property, upon completion of the development of the 140 acres and obtaining the requisite construction financing. As discussed above, this property has been pledged as additional collateral for the BT Orlando construction loan. The Company, through a subsidiary, and Belz, or one of its affiliates, will be 50% owners and general partners of such partnership and the Company will be entitled to certain preferential distributions. The Company has deferred certain real estate costs related to this property, which will be reimbursable pursuant to the letter agreement with Belz, which totaled approximately $91,000 as of December 31, 2000 and 1999. In August 1999, the Company and Belz amended the letter agreement regarding the remaining 78 acres of land, setting forth certain additional time limitations regarding the establishment of a new partnership relating to the development of this parcel.

     In November 1999, the Company sold its Dade County, Florida land, which was being leased, to the lessee for approximately $784,000. The carrying value of the property was $425,000, and the revenue from such property represented all of the Company's rental income in 1998 and 1999.

3.   INCOME TAXES

     For the years ended December 31, 2000 and 1998, the Company reported a consolidated net loss. The Company did not report a current income tax benefit for federal or state purposes, as the Company had a taxable loss for the year and such losses could not be carried back for tax purposes. In addition, the Company did not report a deferred income tax benefit for federal or state purposes, due to the uncertainty as to whether the Company will realize a benefit from such amounts against future taxable income.

     For the year ended December 31, 1999, the Company reported consolidated net income. However, as the Company had net operating loss carryforwards and capital loss carryforwards available in excess of the taxable income for the year, no current income tax expense was reported for federal or state purposes. Consequently, the federal and state current income tax provisions of approximately $35,000 have been eliminated through the utilization of such loss carryforwards based on the reversal of the previously established valuation reserves against those carryforwards. No deferred income tax expense arose for the year for federal or state income tax purposes.

     Deferred income taxes are computed based on the differences between the financial reporting carrying amounts and the tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred income tax asset or liability from period to period.

     The Company has recorded deferred tax assets related to its investment in real estate partnership of approximately $200,000 as of December 31, 2000, and related to its net operating loss carryforwards of approximately $2,800,000 and $2,000,000 as of December 31, 2000 and 1999, respectively. However, because it is more likely than not that the deferred tax assets will not be realized, a valuation allowance has been established equal to the full amount of the deferred tax assets.

     The Company's effective income tax rate for financial reporting purposes was zero for 2000, 1999 and 1998. As further discussed above, the Company's statutory federal income tax of 34% and state income tax rate (net of federal benefit) of approximately 6%, were offset through the establishment of a valuation allowance in 2000 and 1998, and were offset through the utilization of loss carryforwards in 1999.

     As of December 31, 2000, Thackeray had net operating loss carryforwards for Federal income tax purposes of approximately $6,900,000, which can be carried forward to offset future taxable income and expire from 2007 through 2020.

     Nominal amounts of income taxes were paid by the Company in 2000, 1999 and 1998.

4.   STOCKHOLDERS' EQUITY

     Changes in stockholders' equity for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                            Common Stock                                           Treasury Stock
                                       ----------------------     Capital                     ------------------------
                                         Number                 in excess of   Accumulated      Number
                                       of Shares     Amount      Par Value       Deficit      of Shares      Amount
                                       ---------     ------     ------------   -----------    ---------      ------
Balance December 31, 1997............   6,187,401  $  619,000   $53,424,000    $(32,954,000)  (1,080,000)  $(9,990,000)
Cancellation of Treasury Shares......  (1,080,000)   (108,000)   (9,882,000)             --    1,080,000     9,990,000
Net loss for the year................          --          --            --        (187,000)          --            --
                                       ----------  ----------   -----------    ------------   ----------   -----------
Balance December 31, 1998............   5,107,401     511,000    43,542,000     (33,141,000)          --            --
Net income for year..................          --          --            --          89,000           --            --
                                       ----------  ----------   -----------    ------------   ----------   -----------
Balance December 31, 1999............   5,107,401     511,000    43,542,000     (33,052,000)          --            --
Net loss for year....................          --          --            --      (2,491,000)          --            --
                                       ----------  ----------   -----------    ------------   ----------   -----------
Balance December 31, 2000............   5,107,401  $  511,000   $43,542,000    $(35,543,000)          --            --
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

5.   COMMITMENTS

     Thackeray leases office space through 2003. Total rent expense amounted to $31,500 in 2000 and $20,000 in 1999 and 1998.

     Future minimum rent payments are as follows:

YEAR                                                        AMOUNT
----                                                        ------
2001......................................................  $31,500
2002......................................................   31,500
2003......................................................    2,625

6.   BUSINESS SEGMENTS

     The operations are comprised exclusively of real estate, which is managed as one segment.

STOCKHOLDER REFERENCE

AVAILABILITY OF FORM 10-K

  Stockholders may obtain a copy of Thackeray's Annual Report on Form 10-K for the year ended December 31, 2000, without exhibits, free of charge by writing to the Assistant Secretary, Thackeray Corporation, 509 Madison Avenue, Suite 1714 New York, New York 10022

REGISTRAR AND TRANSFER AGENT

  Mellon Investor Services
  85 Challenger Road
  Ridgefield Park, NJ 07660

INDEPENDENT PUBLIC ACCOUNTANTS

  Arthur Andersen LLP
  New York, New York

GENERAL COUNSEL

  Weil, Gotshal & Manges LLP
  New York, New York

MARKET FOR THACKERAY'S COMMON STOCK AND
RELATED STOCKHOLDER MATTERS

  The Company's common stock is listed on the American Stock Exchange. The following table sets forth the reported high and low sales prices for Thackeray's common stock during the periods indicated as reported in the record of composite transactions for American Stock Exchange listed securities.

                                      Quarter Ended
                      ---------------------------------------------
                                              September   December
                      March 31     June 30       30          31
                      --------     -------    ---------   --------
       2000  High     3 1/2       3 7/8           3       2 7/8
             Low      3 1/16      2 13/16     2 13/16         2
       1999  High     3 3/4       3 3/4       4 3/4       4 1/8
             Low      3 3/8       3 1/4       3 1/16      3 3/8

  As of the close of business on March 1, 2001, there were approximately 1,300 holders of record of Thackeray's common stock.

  During the three years ended December 31, 2000, no dividends were paid on Thackeray's common stock.

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