Form 10-K, Exhibit 13
period 2001-12-31
THACKERAY CORP
filed 2002-04-15
CIK 354639

Exhibit 13

                             THACKERAY CORPORATION

                                 ANNUAL REPORT

                                      2001

THE COMPANY

     Thackeray Corporation is a Delaware corporation which holds an investment in a real estate partnership, as well as real estate for investment.

                                                           THACKERAY CORPORATION

DEAR STOCKHOLDER:

     Thackeray's principal investment is in the Joint Venture (JV) it entered into in 1996 with Belz Enterprises to develop Thackeray's 218-acre Orlando, Florida tract. Development and construction of the initial phase of the JV -- Festival Bay, an approximately 925,000 sq. ft. retail/entertainment center residing on 140 acres of the Orlando property -- commenced in 1998, and the first anchor tenant, a Cinemark 20 screen movie theatre, opened in December 1999. Sporting goods retailer, Bass Pro, opened its 163,000 sq. ft. facility in June 2000 and a 50,000 sq. ft. Van's Skate Park opened in January 2002. Construction completion is scheduled for early 2003. The center is to consist of 655,000 sq. ft. of anchor and other perimeter space and 270,000 sq. ft. of interior small stores.

     2001 was a year with mixed results for Festival Bay. In October, the JV received debt funding of $104,300,000, which, together with a $1,750,000 Thackeray equity infusion and a Belz equity contribution in excess of $20 million, should provide sufficient construction funding for the project. However, the JV experienced a slowdown in rental activity by mid-year 2001 which worsened in the wake of 9/11 and the consequent reduction in Florida tourism. Orlando theme park attendance and hotel occupancy rates have dropped substantially. This has led to lowered tenant interest in the Orlando market.

     We expect rental activity to remain sluggish pending an economic recovery and an increase in Orlando tourism levels. Leases for a 38,000 sq. ft. anchor and three small stores were executed in 2001 and several new prospects have recently signed letters of intent for space aggregating 40,000 sq. ft. However, four small store leases were cancelled principally due to financial difficulties and three anchor tenants aggregating 63,000 sq. ft. have requested significant downsizing. Failure to lease up in accordance with projections, could have a substantial adverse effect on the JV's financing, its ability to meet its loan conditions as well as the viability of the project.

     Thackeray ended 2001 with $2.7 million in cash and cash equivalents and we believe such balances to be sufficient to fund Thackeray's cash requirements in the foreseeable future.

                                        Very truly yours,

                                        [/s/ Martin J. Rabinowtiz]

                                        MARTIN J. RABINOWITZ
                                        Chairman of the Board

April 9, 2002
New York, New York

SELECTED FINANCIAL DATA
FIVE YEAR SUMMARY

     The following tabulation presents selected financial data for Thackeray for each of the five years in the period ended December 31, 2001 (amounts stated in thousands except for per share data):

                                            2001      2000      1999      1998      1997
                                            ----      ----      ----      ----      ----
Real estate revenues....................   $ --      $ --      $   837   $    64   $    64
Net income (loss).......................    (3,552)   (2,491)       89      (187)      751
Net income (loss) per share.............      (.70)     (.49)      .02      (.04)      .15
Total assets............................     5,183     8,907    11,433    11,345    11,564
Real estate assets......................     2,506     4,004     6,255     6,640     6,337
Stockholders' equity....................     4,805     8,510    11,001    10,912    11,099

     No dividends were declared on Thackeray's common stock during the period covered by this tabulation.

QUARTERLY FINANCIAL DATA (UNAUDITED)

     Financial data for interim periods were as follows (amounts stated in thousands except for per share data):

                                              MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                              --------    -------    ------------    -----------
2001
  Real estate revenues......................  $ --         $--          $--            $--
  Loss from real estate.....................   (1,124)      (723)        (480)            (775)
  Net loss..................................   (1,186)      (825)        (607)            (934)
  Net loss per share........................     (.23)      (.16)        (.12)            (.18)
2000
  Real estate revenues......................  $ --         $--          $--            $--
  Loss from real estate.....................     (114)      (118)        (554)          (1,475)
  Net loss..................................     (174)      (197)        (614)          (1,506)
  Net loss per share........................     (.03)      (.04)        (.12)            (.29)

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

     As further discussed in Note 2, in October 2001, the $40 million construction loan was refinanced and additional financing was obtained by the real estate partnership as part of a third party debt financing of $104,300,000. In connection with the financing, Thackeray contributed an additional $1,750,000 to the real estate partnership. In addition, the partnership agreement was materially revised and amended to provide for certain adjustments in the economic rights and obligations of the partners.

     The real estate partnership has incurred net losses and negative operating cash flows since the inception of operations in 1999, as the project is still being developed and thus has limited operating activity. Accordingly, as of December 31, 2001, Thackeray's balance of its investment in and advances to the partnership has been reduced to reflect its proportionate share of the partnership's losses. Pursuant to the terms of the partnership agreement, the Company is not required to provide additional funding to the partnership for any development cost overruns or any operating deficits.

     At December 31, 2001, the Company had no commitments for capital expenditures.

     We expect rental activity for the real estate partnership to remain sluggish pending an economic recovery and an increase in Orlando tourism levels. Leases for a 38,000 sq. ft. anchor and three small stores were executed in 2001 and several new prospects have recently signed letters of intent for space aggregating 40,000 sq. ft. However, four small store leases were cancelled principally due to financial difficulties and three anchor tenants aggregating 63,000 sq. ft. have requested significant downsizing. The real estate partnership's loan agreement contains a default provision which requires a minimum number of major tenant spaces to be opened, operating and paying full base rent by January 31, 2003. There can be no assurance that the minimum lease requirement will be met.

RESULTS OF OPERATIONS
  2001 vs. 2000

     The Company's share of the net losses of the real estate partnership was $3,102,000 in 2001 versus $2,261,000 in 2000. The losses reflect that the property is still being developed and is not fully operational.

     General and administrative expenses for 2001 were $615,000 versus $531,000 in 2000. The increase resulted from higher professional fees and insurance costs.

     Interest income was $165,000 in 2001 and $301,000 in 2000. The decrease results from the Company maintaining lower average cash investment balances and receiving lower yields on invested funds.
  2000 vs. 1999

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

     Interest income was $301,000 in 2000 and $234,000 in 1999. The increase results from the Company maintaining higher average cash investment balances and receiving higher yields on invested funds.

IMPACT OF INFLATION

     The Company anticipates minimal, if any, inflationary impact.

FORWARD LOOKING INFORMATION

     This Annual Report contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based upon management's expectations, estimates, projections and assumptions. Words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", and variations of such words and similar expressions are intended to identify such forward looking statements which include, but are not limited to, projections of capital expenditures, earnings, income taxes payable, financing and capital infusions. These forward looking statements are subject to risks and uncertainties which could cause the Company's actual results or performance to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to the following: general risks affecting the real estate industry, including the need to enter into new leases or renew leases on unfavorable terms to generate rental revenues, competition for tenants from other owners of retail properties, competition from other retailers, successful operations by and the financial condition of tenants, particularly major tenants, adverse changes in Orlando, Florida and national economic and market conditions, and access to and adequacy of financing to complete the Company's Festival Bay project in Orlando, Florida.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
   AND STOCKHOLDERS OF
   THACKERAY CORPORATION:

We have audited the accompanying consolidated balance sheets of Thackeray Corporation (a Delaware corporation) and subsidiary (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The Company's most significant assets relate to its investment in a real estate partnership. As further discussed in Note 2, during 2001 the real estate partnership entered into a new construction loan agreement. The terms of the loan agreement require construction of the project to be completed and a significant number of major tenant spaces to be fully leased, operating and paying full base rent by January 31, 2003 and thereafter. The partnership's plans in regard to tenant leasing are described in Note 2. The Company has pledged certain assets as additional collateral to the lender. In addition, the Company has provided certain indemnification and contribution rights, to the extent of its 35% general partner interest in the partnership, to the guarantors of the loan. There can be no assurance that the real estate partnership will meet the required loan provisions. The partnership's failure to meet the required loan provisions would provide the lender with the ability to accelerate the partnership's loan repayment, which could have a material adverse effect on the partnership and on the Company.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thackeray Corporation and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                             Arthur Andersen LLP
                                                  Arthur Andersen LLP
New York, New York
April 9, 2002

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

                                                                  2001            2000
                                                                  ----            ----
ASSETS:
  Cash and cash equivalents.................................  $  2,656,000    $  4,879,000
  Investment in and advances to real estate partnership
     (Note 2)...............................................       555,000       2,053,000
  Investments in real estate (Note 2).......................     1,951,000       1,951,000
  Other assets..............................................        21,000          24,000
                                                              ------------    ------------
Total Assets................................................  $  5,183,000    $  8,907,000
                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Accounts payable and accrued expenses.....................  $    257,000    $    276,000
  Other liabilities.........................................       121,000         121,000
                                                              ------------    ------------
          Total liabilities.................................       378,000         397,000
                                                              ------------    ------------
  Commitments (Note 5)......................................
  Stockholders' equity (Note 4):
     Common stock, $.10 par value (20,000,000 shares
       authorized; 5,107,401 shares issued and
       outstanding).........................................       511,000         511,000
     Capital in excess of par value.........................    43,542,000      43,542,000
     Accumulated deficit....................................   (39,095,000)    (35,543,000)
     Accumulated other comprehensive loss...................      (153,000)           --
                                                              ------------    ------------
          Total stockholders' equity........................     4,805,000       8,510,000
                                                              ------------    ------------
Total Liabilities and Stockholders' Equity..................  $  5,183,000    $  8,907,000
                                                              ============    ============

      The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                2001           2000           1999
                                                                ----           ----           ----
REVENUES FROM REAL ESTATE:
  Rental income............................................  $      --      $      --      $   53,000
  Sales of real estate, net................................         --             --         784,000
                                                             -----------    -----------    ----------
          Total real estate revenues.......................         --             --         837,000
                                                             -----------    -----------    ----------

EXPENSES OF REAL ESTATE:
  Cost of property sold....................................         --             --         425,000
  Equity in net loss from real estate partnership..........    3,102,000      2,261,000        30,000
                                                             -----------    -----------    ----------
          Total real estate expenses.......................    3,102,000      2,261,000       455,000
                                                             -----------    -----------    ----------
  Income (loss) from real estate...........................   (3,102,000)    (2,261,000)      382,000
  General and administrative expenses......................     (615,000)      (531,000)     (527,000)
  Interest income..........................................      165,000        301,000       234,000
                                                             -----------    -----------    ----------
  Income (loss) before income taxes........................   (3,552,000)    (2,491,000)       89,000
  Income taxes.............................................         --             --            --
                                                             -----------    -----------    ----------
          Net income (loss)................................  $(3,552,000)   $(2,491,000)   $   89,000
                                                             ===========    ===========    ==========

NET INCOME (LOSS) PER SHARE:
  Net income (loss) per share..............................  $      (.70)   $      (.49)   $      .02
                                                             ===========    ===========    ==========
  Number of shares.........................................    5,107,401      5,107,401     5,107,401
                                                             ===========    ===========    ==========

COMPREHENSIVE INCOME (LOSS):
  Net income (loss)........................................  $(3,552,000)   $(2,491,000)   $   89,000
  Other comprehensive income (loss):
          Equity in other comprehensive loss from real
            estate partnership relating to cash flow
            hedges.........................................     (153,000)          --            --
          Income taxes.....................................         --             --            --
                                                             -----------    -----------    ----------
          Other comprehensive loss, net of tax.............     (153,000)          --            --
                                                             -----------    -----------    ----------
  Comprehensive income (loss)..............................  $(3,705,000)   $(2,491,000)   $   89,000
                                                             ===========    ===========    ==========

        The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                2001          2000          1999
                                                                ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................  $(3,552,000)  $(2,491,000)  $   89,000
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
       Gain on sale of real estate.........................         --            --       (359,000)
       Equity in net loss from real estate partnership         3,102,000     2,261,000       30,000
       Changes in operating assets and liabilities:
       Decrease in accounts payable and accrued
          liabilities......................................      (19,000)      (35,000)      (1,000)
       Decrease (increase) in other assets.................        3,000        (1,000)      (2,000)
                                                             -----------   -----------   ----------
          Net cash used in operating activities............     (466,000)     (266,000)    (243,000)
                                                             -----------   -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in real estate partnership....................   (1,750,000)         --        (18,000)
  Increase in receivables from real estate partnership.....       (7,000)      (10,000)     (31,000)
  Increase in deferred real estate costs...................         --            --        (20,000)
  Proceeds from sale of real estate........................         --            --        784,000
                                                             -----------   -----------   ----------
          Net cash provided by (used in) investing
            activities.....................................   (1,757,000)      (10,000)     715,000
                                                             -----------   -----------   ----------
       Increase (decrease) in cash and cash equivalents....   (2,223,000)     (276,000)     472,000
  Cash and cash equivalents -- beginning of year...........    4,879,000     5,155,000    4,683,000
                                                             -----------   -----------   ----------
  Cash and cash equivalents -- end of year.................  $ 2,656,000   $ 4,879,000   $5,155,000
                                                             ===========   ===========   ==========
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
  Land contributed to real estate partnership                       --            --     $3,471,000
                                                             ===========   ===========   ==========
  Receivables contributed to real estate partnership.......  $     8,000          --     $  666,000
                                                             ===========   ===========   ==========

        The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of Thackeray Corporation and its wholly owned subsidiary ("Thackeray" or the "Company"). All significant intercompany transactions and balances have been eliminated.

     The Company's operations are comprised exclusively of managing its real estate investments. Accordingly, the Company prepares an unclassified balance sheet. In addition, the accompanying consolidated statements of operations reflect the activities of such investments.

Cash Equivalents

     The Company considers investments in certificates of deposit which mature in 90 days or less when purchased to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of these amounts.

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

Investment in Real Estate Partnership

     The investment in the real estate partnership is accounted for on the equity method of accounting, taking into consideration the capital contributed by each partner into the partnership and the distribution priorities provided for in the partnership agreement. The carrying value of the Company's investment in its real estate partnership differs from their capital account at the partnership level primarily due to basis differences relating to the land within the partnership resulting from the revisions to the partnership agreement in 2001 and also due to certain costs incurred by the Company relating to the partnership. The differences relating to costs incurred by the Company are amortized on a straight-line basis over 40 years, while the basis differences relating to the land within the partnership are not amortized.

Earnings Per Share

     Net income (loss) applicable to common stock in each of the years 2001, 2000 and 1999 was divided by the number of shares outstanding during such period.

Revenue Recognition

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

Comprehensive Income

     Comprehensive income (loss) includes net income (loss) plus other comprehensive income (loss), presented net of taxes. Other comprehensive income
(loss) represents the Company's equity in other comprehensive income (loss) from the real estate partnership relating to derivative instruments, specifically the interest rate swaps designated as cash flow hedges.

     In 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as subsequently amended. This statement provides that all derivative instruments should be recognized as either assets or liabilities depending on the rights and obligations under the contract and that all derivative instruments be measured at fair value. The impact on the Company's consolidated financial statements upon adoption of this statement, relating to the Company's investment in its real estate partnership, was approximately $200,000 and is reflected in the other comprehensive loss recorded for the year.

Recently Issued Accounting Pronouncements

     In 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which the Company will adopt in 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations, and extends the reporting of discontinued operations to a component of an entity. The Company does not expect that the adoption of SFAS No. 144 will have a material impact on the Company's results of operations or financial position.

Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year's presentation.

2.   REAL ESTATE

     The various classifications of real estate owned by Thackeray, all of which is located in Florida, at December 31, 2001 and 2000 were as follows:

                                                       2001          2000
                                                    ----------    ----------
Investment in and advances to real estate
  partnership:
     Investment in partnership....................  $  546,000    $2,043,000
     Receivables from partnership.................       9,000        10,000
                                                    ----------    ----------
                                                       555,000     2,053,000
                                                    ----------    ----------
Investment in real estate:
     Undeveloped land.............................   1,860,000     1,860,000
     Deferred real estate costs...................      91,000        91,000
                                                    ----------    ----------
                                                     1,951,000     1,951,000
                                                    ----------    ----------
Total real estate assets..........................  $2,506,000    $4,004,000
                                                    ==========    ==========

     In 1996, the Company and affiliates of Belz Enterprises ("Belz") entered into an Agreement of Limited Partnership of BT Orlando Limited Partnership ("BT Orlando"), which was revised under certain amendments to the partnership agreement. Brennand-Paige Industries, Inc. ("BPI"), a wholly-owned subsidiary of the Company, and an affiliate of Belz are the general partners in the partnership. Pursuant to this agreement, the Company agreed to contribute approximately 140 acres of its Orlando, Florida property to the Joint Venture
(JV) partnership, which property is valued at $15,246,000 for capital account purposes and which had a historical carrying value of approximately $3.5 million that has been recorded by the partnership. The JV is in the process of developing, constructing and leasing an approximately 925,000 square foot retail and entertainment shopping center complex -- Festival Bay -- on the property which is to consist of 655,000 sq.ft. of anchor and other perimeter tenants and 270,000 sq.ft. of interior small stores. The Company has a 35% general partner interest in the partnership and will also participate in the cash flow, sales proceeds and refinancing proceeds from the operation, financing and disposition of such project. Thackeray Corporation and affiliates of Belz have provided certain guarantees relating to the obligations of their respective general partner affiliates under the partnership agreement. The agreement also contains certain buy-sell provisions among the partners.

     In September 1999, the Company's real estate partnership closed $40 million of construction financing and simultaneously the Company deeded 140 acres of its Orlando, Florida property to the partnership and also pledged its remaining contiguous 78 acres as additional collateral to secure the construction loan.

     In August 2001, the BT Orlando partnership agreement was materially revised and amended to provide for certain adjustments to the economic rights and obligations of the partners. In accordance with the revision to the partnership agreement, the Company contributed an additional $1.75 million to the partnership capital and Belz contributed approximately $12.1 million in capital which was previously advanced to the partnership as loans. In addition, Belz contributed an additional $9.3 million in capital to the partnership, which is entitled to a 9% cumulative, non-compounded preferential return and is senior to all prior partnership capital contributed by the Company and Belz. Under the revision to the partnership agreement, all capital contributed by the partners prior to the revision is entitled to a fixed preferential return through such date and is not entitled to any further preferential return after July 2001.

     In October 2001, the $40 million construction loan was refinanced and additional financing was obtained by the real estate partnership as part of a $104.3 million third party debt facility. A credit agreement with a syndicate of banks allows for borrowings of up to $94.3 million as construction costs are incurred and matures in October 2004. Borrowings under the credit agreement bear interest at rates ranging from LIBOR plus 235 basis point to LIBOR plus 250 basis points. The credit agreement is secured by the real estate development assets, a $2.5 million letter of credit and the pledge of the Company's adjacent 78 acres of land. The credit agreement is guaranteed by affiliates of Belz. Pursuant to the terms of the partnership agreement, the Company has also provided certain indemnification and contribution rights to the extent of its 35% ownership interest in the partnership to the guarantors of the loan in the event that the guarantors are required to perform under the guaranty agreement and the assets that secure the loan are not sufficient to satisfy the Company's pro rata share of the obligation to the guarantors. As of December 31, 2001, the partnership has borrowed approximately $30.2 million under the credit agreement.

     In addition to the credit agreement, the partnership has also entered into a $10 million mezzanine loan which bears interest at 16.5% and matures in October 2004. The full amount of the loan was outstanding at December 31, 2001. The mezzanine loan is secured by a pledge of the partners' ownership interest in the real estate partnership, and the stock of the Belz general partner. In addition, the mezzanine loan is secured by a second priority lien on the partnership's real estate assets.

     The credit agreement contains certain default provisions that requires, among others, that the construction of the project be completed by January 31, 2003, and a significant number of major tenant spaces to be fully leased, operating and paying full base rent by January 31, 2003 and thereafter.

     Development efforts for the project are on-going. Based on the current status of the construction of the project and anticipated construction progress going forward, the partners believe that the construction deadline under the loan agreement will be achieved.

     Leasing efforts for the project are also on-going. A 20 screen Cinemark theatre opened in December 1999, a Bass Pro 163,000 sq.ft. anchor store in June 2000, and a 50,000 sq.ft. Van's Skate Park in January 2002. Leases for 70% of the mall have been executed as of December 31, 2001. The partnership experienced a slow-down in Festival Bay rental activity by mid-year 2001 which worsened in the wake of 9/11. Orlando tourism was adversely effected, and theme park attendance and hotel occupancy rates dropped. Festival Bay rental activity is expected to remain sluggish pending an economic recovery and an increase in Orlando tourism levels.

     Three anchor tenants aggregating 63,200 sq.ft. have requested relief from their leases in the form of significant downsizing to smaller and less expensive space. Four small store tenants cancelled leases and several other small tenants are considering downsizing. One new anchor lease was executed in 2001 for 38,000 sq.ft. as were leases for three small stores. Several new prospects signed letters of intent in early 2002 for space aggregating 40,000 sq.ft. Discussions are ongoing in an effort to minimize any impact to the partnership from tenant downsizing.

     There can be no assurance that the minimum lease requirement under the loan agreement will be met. The partnership's failure to meet the required loan provisions would provide the lender with the ability to accelerate the partnership's loan repayment, which could have a substantial adverse effect on the partnership and the viability of the project.

     The Partnership has incurred net losses and negative operating cash flows since the inception of operations in 1999, as the project is still being developed and thus has limited operating activity. Accordingly, as of December 31, 2001 Thackeray's balance of its investment in and advances to the partnership has been reduced to reflect its proportionate share of the Partnership's losses.

     The realization of the Company's real estate assets related to the partnership is dependent upon the partnership meeting the required loan provisions discussed above, the availability of additional funding from the partners to fund any construction cost overruns and any operating deficits and the successful future development, leasing and operation of the real estate project.

     The following are the condensed financial statements of BT Orlando as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 (000's omitted):

                                . BALANCE SHEETS

                                                  2001          2000
                                                --------      --------
Real estate, net............................    $ 64,161      $ 47,123
Other assets................................       3,800         1,659
Debt........................................     (40,278)      (36,699)
Other liabilities...........................      (6,058)       (3,802)
Payable to partners.........................        --          (6,014)
                                                --------      --------
Partners' capital...........................    $ 21,625      $  2,267
                                                ========      ========
Partners' capital -- Thackeray..............    $  6,442      $  1,847
                                                ========      ========

                            STATEMENTS OF OPERATIONS

                                                  2001          2000         1999
                                                --------      --------      -------
Rental and other income.....................    $  1,907      $  1,033      $    34
Operating expenses..........................      (1,599)       (1,477)         (85)
Interest expense............................      (2,688)       (1,832)          --
Depreciation and amortization expense.......      (2,323)       (1,657)         (35)
Extraordinary item..........................        (125)           --           --
                                                --------      --------      -------
Net loss....................................    $ (4,828)     $ (3,933)     $   (86)
                                                ========      ========      =======
Net loss allocation -- Thackeray............    $ (3,059)     $ (2,261)     $   (30)
                                                ========      ========      =======

     The Company and Belz also entered into a binding letter agreement in 1996 regarding the development of the remaining approximately 78 acres of the Company's Orlando, Florida property. Pursuant to this letter agreement, the parties agreed to form a new partnership to develop 22.5 acres of such property as commercial property and 55.5 acres thereof as multi-family residential property. The Company and Belz, or one of its affiliates, will be 50% owners and general partners of such partnership, and the Company will be entitled to certain preferential distributions.

     In August 2001, the Company and Belz also entered into a new binding letter agreement regarding development of the remaining approximately 78 acres of the Company's Orlando, Florida property, thereby superseding in its entirety the 1996 letter agreement cited above.

     Pursuant to this new letter agreement, the parties have agreed to form a new partnership to develop 22.5 acres of such property as commercial property and 55.5 acres thereof as multi-family residential property, upon completion of the development of the Festival Bay center and obtaining the requisite construction financing. As discussed above, the property has been pledged as additional collateral for the BT Orlando construction loans. The partners in BT Orlando have agreed that the real estate taxes associated with the 78 acres will be paid by BT Orlando while such land serves as additional collateral for its construction loans. The Company, through a subsidiary, and Belz, or one or more of its affiliates, will be 50% owners and general partners of such partnership and the Company will be entitled to certain preferential distributions. The property will be valued at approximately $8.5 million for capital account purposes. The Company has deferred certain real estate costs related to this property, which will be reimbursable pursuant to the letter agreement with Belz, which totaled approximately $91,000 as of December 31, 2001 and 2000.

     Neither the commercial acreage nor the residential acreage will be transferred to the new partnership (and the letter agreement will terminate) unless Belz and Thackeray agree upon conceptual construction plans, an overall development plan, and a development budget for the 78 acres on or before June 30, 2003. If the Festival Bay center is not completed by December 31, 2003, then neither the commercial acreage nor the residential acreage will be transferred and the letter agreement shall terminate. Neither the commercial acreage nor the residential acreage will be transferred to the new partnership (and the letter agreement shall terminate) if construction financing is not closed within 12 months from completion of the Festival Bay center in an amount sufficient to fully fund development of the 78 acres. The deadline for securing construction financing may be deferred with respect to the residential acreage if construction financing for at least 33% of the residential acreage is obtained and closed within 12 months of completion of Festival Bay center; however, there is no extension right as to the requirement for closing of construction financing for the commercial acreage.

     In November 1999, the Company sold its Dade County, Florida land, which was being leased, to the lessee for approximately $784,000. The carrying value of the property was $425,000, and the revenue from such property represented all of the Company's rental income in 1999.

3.   INCOME TAXES

     For the years ended December 31, 2001 and 2000, the Company reported a consolidated net loss. The Company did not report a current income tax benefit for federal or state purposes, as the Company had a taxable loss for the year and such losses could not be carried back for tax purposes. In addition, the Company did not report a deferred income tax benefit for federal or state purposes, due to the uncertainty as to whether the Company will realize a benefit from such amounts against future taxable income.

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

     The Company has recorded deferred tax assets related to its investment in real estate partnership of approximately $150,000 and $200,000 as of December 31, 2001 and 2000, respectively, and related to its net operating loss carryforwards of approximately $4,300,000 and $2,800,000 as of December 31, 2001 and 2000, respectively. However, because it is more likely than not that the deferred tax assets will not be realized, a valuation allowance has been established equal to the full amount of the deferred tax assets.

     The Company's effective income tax rate for financial reporting purposes was zero for 2001, 2000 and 1999. As further discussed above, the Company's statutory federal income tax rate of 34% and state income tax rate (net of federal benefit) of approximately 6%, were offset through the establishment of a valuation allowance in 2001 and 2000, and were offset through the utilization of loss carryforwards in 1999.

     As of December 31, 2001, Thackeray had net operating loss carryforwards for Federal income tax purposes of approximately $10,700,000, which can be carried forward to offset future taxable income and expire from 2007 through 2021.

     Nominal amounts of taxes were paid by the Company in 2001, 2000 and 1999.

4.   STOCKHOLDERS' EQUITY

     Changes in stockholders' equity for the years ended December 31, 2001, 2000 and 1999 were as follows:

                                    Common Stock                                      Accumulated
                                 -------------------     Capital                         Other
                                  Number               in Excess of   Accumulated    Comprehensive
                                 of Shares   Amount     Par Value       Deficit          Loss           Total
                                 ---------   ------    ------------   -----------    -------------   -----------
Balance December 31, 1998......  5,107,401  $511,000   $43,542,000    $(33,141,000)    $    --       $10,912,000
Net income for year............       --        --            --            89,000          --            89,000
                                 ---------  --------   -----------    ------------     ---------     -----------
Balance December 31, 1999......  5,107,401   511,000    43,542,000     (33,052,000)         --        11,001,000
Net loss for year..............       --        --            --        (2,491,000)         --        (2,491,000)
                                 ---------  --------   -----------    ------------     ---------     -----------
Balance December 31, 2000......  5,107,401   511,000    43,542,000     (35,543,000)         --         8,510,000
Net loss for year..............       --        --            --        (3,552,000)         --        (3,552,000)
Other comprehensive loss for
  year.........................       --        --            --              --        (153,000)       (153,000)
                                 ---------  --------   -----------    ------------     ---------     -----------
Balance December 31, 2001......  5,107,401  $511,000   $43,542,000    $(39,095,000)    $(153,000)    $ 4,805,000
                                 =========  ========   ===========    ============     =========     ===========

5.   COMMITMENTS

     Thackeray leases office space through 2003. Total rent expense amounted to $31,500 in 2001 and 2000, and $20,000 in 1999.

     Future minimum rent payments are as follows:

YEAR                                                        AMOUNT
----                                                        ------
2002......................................................  $31,500
2003......................................................    2,625

6.   BUSINESS SEGMENTS

     The operations are comprised exclusively of real estate, which is managed as one segment.

STOCKHOLDER REFERENCE

AVAILABILITY OF FORM 10-K

  Stockholders may obtain a copy of Thackeray's Annual Report on Form 10-K for the year ended December 31, 2001, without exhibits, free of charge by writing to the Assistant Secretary,
  Thackeray Corporation,
  509 Madison Avenue, Suite 1714
  New York, New York 10022

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

                                      Quarter Ended
                      ---------------------------------------------
                                              September   December
                      March 31     June 30       30          31
                      --------     -------    ---------   --------
       2001  High      2.25        2.75        2.80        2.40
             Low       2.00        2.30        2.36        1.90
       2000  High      3.50        3.87        3.00        2.87
             Low       3.06        2.81        2.81        2.00

  As of the close of business on March 1, 2002, there were approximately 1,300 holders of record of Thackeray's common stock.

  During the three years ended December 31, 2001, no dividends were paid on Thackeray's common stock.

DIRECTORS

MARTIN J. RABINOWITZ(1)
Managing member RFIA Holdings LLC,
  a private investment company
New York, New York

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

MARTIN J. RABINOWITZ
Chairman of the Board and President

JULES ROSS
Vice President, Finance, Treasurer and Secretary

EXECUTIVE OFFICE

509 Madison Avenue, Suite 1714
New York, New York 10022
(212) 759-3695

(1) Member of Executive Committee and Nominating Committee
(2) Member of Audit Committee
                                        17