Form 10-K, Exhibit 13
period 2002-12-31
THACKERAY CORP
filed 2003-03-28
CIK 354639

EXHIBIT 13
                             THACKERAY CORPORATION

                                 ANNUAL REPORT

                                      2002

THE COMPANY

     Thackeray Corporation is a Delaware corporation which holds an investment in a real estate partnership, as well as real estate for investment.

                                                           THACKERAY CORPORATION

DEAR STOCKHOLDER:

     Thackeray's principal investment is in the Joint Venture(JV) it entered into in 1996 with Belz Enterprises to develop Thackeray's 218 acre Orlando, Florida tract. Development and construction of the initial phase of the JV -- Festival Bay, an approximately 925,000 sq.ft. retail/entertainment center residing on 140 acres of the Orlando Property-commenced in 1998, and the first anchor tenant, a Cinemark 20 screen movie theatre, opened in December 1999. Sporting goods retailer, Bass Pro, opened its 163,000 sq.ft. facility in June 2000 and a 50,000 sq.ft. Van's Skate Park opened in January 2002.

     Two of the anchor tenants, Bass Pro and Cinemark, experienced increases in volume in 2002 over 2001 levels and Van's, which opened in January 2002, reported successful opening year operations. Rental activity, however, remains sluggish, although we expect some pick up after the April 2003 official opening of Festival Bay. The slow down in rental activity started in early 2001 and worsened in the wake of 9/11 and the consequent reduction in Florida tourism. Orlando theme park attendance and hotel occupancy rates have not returned to pre-2001 levels and has led to lower tenant interest in Orlando.

     We recently executed a lease with Steve and Barry's, a university sportswear retailer, for 46,000 sq.ft. of anchor space. On or about the opening date, Festival Bay will then host approximately 425,000 sq.ft. of anchor space. However, in 2002, a land lease for approximately 4 acres was terminated as the tenant failed to raise the required financing. This has proven to be a difficult tenant to replace.

     Although the three tenants at Festival Bay which have been open for over one year are experiencing strong sales, it is critical to the project's success that it lease up in accordance with projections. Failure to do so could have a substantial adverse effect on the partnership's ability to meet its loan conditions, as well as to the viability of the project. The hope is that a successful grand opening in April will produce conditions more favorable to leasing.

     The immediate problem the partnership is facing is addressing and resolving certain impending (April 2003) loan covenant technical defaults. Although discussions are underway with the lenders, there can be no assurance of its successful resolution.

     Thackeray ended 2002 with approximately $2.0 million in cash and cash equivalents and we believe such balances to be sufficient to fund Thackeray's cash requirements in the foreseeable future.

                                        Very truly yours,

                                        [/s/ Martin J. Rabinowtiz]

                                        MARTIN J. RABINOWITZ
                                        Chairman of the Board

New York, New York
March 24, 2003

SELECTED FINANCIAL DATA
FIVE YEAR SUMMARY

     The following tabulation presents selected financial data for Thackeray for each of the five years in the period ended December 31, 2002 (amounts stated in thousands except for per share data):

                                            2002      2001      2000      1999      1998
                                            ----      ----      ----      ----      ----
Real estate revenues....................   $   --    $   --    $   --    $   837   $    64
Net income (loss).......................    (1,349)   (3,552)   (2,491)       89      (187)
Net income (loss) per share.............      (.26)     (.70)     (.49)      .02      (.04)
Total assets............................     3,978     5,183     8,907    11,433    11,345
Real estate assets......................     1,951     2,506     4,004     6,255     6,640
Stockholders' equity....................     3,609     4,805     8,510    11,001    10,912

     No dividends were declared on Thackeray's common stock during the period covered by this tabulation.

QUARTERLY FINANCIAL DATA (UNAUDITED)

     Financial data for interim periods were as follows (amounts stated in thousands except for per share data):

                                              MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                              --------    -------    ------------    -----------
2002
  Real estate revenues......................  $   --       $ --         $ --            $ --
  Loss from real estate.....................     (638)      (162)         --               92
  Net loss..................................     (670)      (341)        (170)           (168)
  Net loss per share........................     (.13)      (.07)        (.03)           (.03)
2001
  Real estate revenues......................  $   --       $ --         $ --            $ --
  Loss from real estate.....................   (1,124)      (723)        (480)           (775)
  Net loss..................................   (1,186)      (825)        (607)           (934)
  Net loss per share........................     (.23)      (.16)        (.12)           (.18)

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

     The real estate partnership has incurred net losses and negative operating cash flows since the inception of operations in 1999, as the project is still being developed and thus has limited operating activity. Accordingly, as of December 31, 2002, Thackeray's balance of its investment in and advances to the partnership have been reduced to zero, thereby reflecting the Company's proportionate share of the partnership's losses. Pursuant to the terms of the partnership agreement, the Company is not required to provide additional funding to the partnership for any development cost overruns or any operating deficits.

     At December 31, 2002, the Company had no commitments for capital expenditures.

     We expect rental activity for the real estate partnership to remain sluggish pending an economic recovery and an increase in Orlando tourism levels. The real estate partnership's loan agreement as revised contains a default provision which requires a minimum number of major tenant spaces to be opened, operating and paying full base rent by April 2003. The Partnership does not expect to satisfy the April 2003 minimum lease requirements, but expects to satisfy them by June 2003. Although discussions are underway with its lenders concerning the April 2003 lease-up requirements, there can be no assurance of successful resolution.

     The credit agreement also contains a default provision which requires specified annualized operating income and small store leased-up levels be attained by October 2003. The Partnership does not expect to satisfy either of the October 2003 requirements and has commenced preliminary discussions with its lenders. The principal topic under discussion is determining a new date for satisfying these requirements. There can be no assurance that the Partnership will be able to reach an agreement with the lenders.

RESULTS OF OPERATIONS
  2002 vs. 2001

     The Company's share in the net losses of the Real Estate Partnership was $708,000 in 2002 versus $3,102,000 in 2001, thereby reducing to zero the Company's investment in and advances to the Partnership.

     General and administrative expenses for 2002 were $675,000 versus $615,000 in 2001. The increases resulted from higher insurance costs.

     Interest income was $34,000 in 2002 and $165,000 in 2001. The decrease results from the Company's maintaining lower available cash investment balances and receiving lower yields on invested funds.

  2001 vs. 2000

     The Company's share of the net losses of the real estate partnership was $3,102,000 in 2001 versus $2,261,000 in 2000. The losses reflect that the property was being developed and not fully operational.

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

FORWARD LOOKING INFORMATION

     This Annual Report contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based upon management's expectations, estimates, projections and assumptions. Words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", and variations of such words and similar expressions are intended to identify such forward looking statements which include, but are not limited to, projections of capital expenditures, earnings, income taxes payable, financing and capital infusions. These forward looking statements are subject to risks and uncertainties which could cause the Company's actual results or performance to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to the following: general risks affecting the real estate industry, including the need to enter into new leases or renew leases on unfavorable terms to generate rental revenues, competition for tenants from other owners of retail properties, competition from other retailers, successful operations by and the financial condition of tenants, particularly major tenants, adverse changes in Orlando, Florida and national economic and market conditions, and access to and adequacy of financing to complete the Company's Festival Bay project in Orlando, Florida. Any further terrorist attacks or armed conflicts may directly impact the Company's properties or such attacks or conflicts may cause consumer spending to decrease or result in increased volatility in the United States financial markets. Any of these occurrences could have a material adverse impact on the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
   AND STOCKHOLDERS OF
   THACKERAY CORPORATION:

We have audited the accompanying consolidated balance sheet of Thackeray Corporation (a Delaware corporation) and subsidiary (the "Company") as of December 31, 2002, and the related consolidated statements of operations and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thackeray Corporation and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company's most significant assets relate to its investment in a real estate partnership. As further discussed in Note 2, during 2001 the real estate partnership entered into a new construction loan agreement. The terms of the loan agreement require construction of the project to be completed and a significant number of major tenant spaces to be fully leased, operating and paying full base rent by April 2003 and that certain annualized operating income and executed lease levels are attained by October 2003. The partnership's plans in regard to tenant leasing are described in Note 2. The Company has pledged certain assets as additional collateral to the lender. In addition, the Company has provided certain indemnification and contribution rights, to the extent of its 35% general partner interest in the partnership, to the guarantors of the loan. There can be no assurance that the real estate partnership will meet the required loan provisions. The partnership's failure to meet the required loan provisions would provide the lender with the ability to accelerate the partnership's loan repayment, which could have a material adverse effect on the partnership and on the Company.

                                          LAZAR LEVINE & FELIX LLP

NEW YORK, NEW YORK
MARCH 10, 2003

THE FOLLOWING AUDIT REPORT OF ARTHUR ANDERSEN LLP ("ARTHUR ANDERSEN") IS A COPY OF THE ORIGINAL REPORT DATED APRIL 9, 2002 PREVIOUSLY ISSUED BY ARTHUR ANDERSEN IN CONNECTION WITH THE AUDIT OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN AS THEY HAVE CEASED OPERATIONS. THE COMPANY IS INCLUDING THIS COPY OF THE ARTHUR ANDERSEN AUDIT REPORT PURSUANT TO RULE 2-02(E) OF REGULATION S-X UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

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

                                          LOGO
                                          ARTHUR ANDERSEN LLP

New York, New York
April 9, 2002

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

                                                                  2002            2001
                                                                  ----            ----
ASSETS:
  Cash and cash equivalents.................................  $  1,983,000    $  2,656,000
  Investment in and advances to real estate partnership
     (Note 2)...............................................       --              555,000
  Investments in real estate (Note 2).......................     1,951,000       1,951,000
  Other assets..............................................        44,000          21,000
                                                              ------------    ------------
Total Assets................................................  $  3,978,000    $  5,183,000
                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Accounts payable and accrued expenses.....................  $    248,000    $    257,000
  Other liabilities.........................................       121,000         121,000
                                                              ------------    ------------
          Total liabilities.................................       369,000         378,000
                                                              ------------    ------------
  Commitments (Note 5)......................................
  Stockholders' equity (Note 4):
     Common stock, $.10 par value (20,000,000 shares
       authorized; 5,107,401 shares issued and
       outstanding).........................................       511,000         511,000
     Capital in excess of par value.........................    43,542,000      43,542,000
     Accumulated deficit....................................   (40,444,000)    (39,095,000)
     Accumulated other comprehensive loss...................       --             (153,000)
                                                              ------------    ------------
          Total stockholders' equity........................     3,609,000       4,805,000
                                                              ------------    ------------
Total Liabilities and Stockholders' Equity..................  $  3,978,000    $  5,183,000
                                                              ============    ============

      The accompanying notes are an integral part of these Balance Sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                2002           2001           2000
                                                                ----           ----           ----
REVENUES FROM REAL ESTATE                                    $   --         $   --         $   --

EXPENSES OF REAL ESTATE:
  Equity in net loss from real estate partnership..........      708,000      3,102,000      2,261,000
                                                             -----------    -----------    -----------
          Total real estate expenses.......................      708,000      3,102,000      2,261,000
                                                             -----------    -----------    -----------
  (Loss) from real estate..................................     (708,000)    (3,102,000)    (2,261,000)
  General and administrative expenses......................     (675,000)      (615,000)      (531,000)
  Interest.................................................       34,000        165,000        301,000
                                                             -----------    -----------    -----------
  (Loss) before income taxes...............................   (1,349,000)    (3,552,000)    (2,491,000)
  Income taxes.............................................      --             --             --
                                                             -----------    -----------    -----------
          Net (loss).......................................  $(1,349,000)   $(3,552,000)   $(2,491,000)
                                                             ===========    ===========    ===========

NET (LOSS) PER SHARE:
  Net (loss) per share.....................................  $      (.26)   $      (.70)   $      (.49)
                                                             ===========    ===========    ===========
  Number of shares.........................................    5,107,401      5,107,401      5,107,401
                                                             ===========    ===========    ===========

COMPREHENSIVE (LOSS):
  Net (loss)...............................................  $(1,349,000)   $(3,552,000)   $(2,491,000)
  Other comprehensive (loss):
          Equity in other comprehensive loss from real
            estate partnership relating to cash flow
            hedges.........................................      153,000       (153,000)       --
                                                             -----------    -----------    -----------
  Comprehensive (loss).....................................  $ (1,196,00)   $(3,705,000)   $(2,491,000)
                                                             ===========    ===========    ===========

        The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                2002          2001          2000
                                                                ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss)...............................................  $(1,349,000)  $(3,552,000)  $(2,491,000)
  Adjustments to reconcile net (loss) to net cash used in
     operating activities:
       Equity in net loss from real estate partnership           708,000     3,102,000     2,261,000
       Changes in operating assets and liabilities:
       Decrease in accounts payable and accrued
          liabilities......................................       (9,000)      (19,000)      (35,000)
       Decrease (increase) in other assets.................      (23,000)        3,000        (1,000)
                                                             -----------   -----------   -----------
          Net cash used in operating activities............     (673,000)     (466,000)     (266,000)
                                                             -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in real estate partnership....................      --         (1,750,000)     --
  Increase in receivables from real estate partnership.....      --             (7,000)      (10,000)
                                                             -----------   -----------   -----------
          Net cash by (used in) investing activities.......      --         (1,757,000)      (10,000)
                                                             -----------   -----------   -----------
       (Decrease) in cash and cash equivalents.............     (673,000)   (2,223,000)     (276,000)
  Cash and cash equivalents -- beginning of year...........    2,656,000     4,879,000     5,155,000
                                                             -----------   -----------   -----------
  Cash and cash equivalents -- end of year.................  $ 1,983,000   $ 2,656,000   $ 4,879,000
                                                             ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
  Receivables contributed to real estate partnership.......  $   --        $     8,000   $   --
                                                             ===========   ===========   ===========

        The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of Thackeray Corporation and its wholly owned subsidiary Brennand-Paige Industries, Inc. (collectively the "Company"). All significant intercompany transactions and balances have been eliminated.

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

Investment in Real Estate Partnership

     The investment in the real estate partnership is accounted for on the equity method of accounting, taking into consideration the capital contributed by each partner into the partnership and the distribution priorities provided for in the partnership agreement. The carrying value of the Company's investment in its real estate partnership was written down to zero in 2002 to reflect partnership losses absorbed by the Company.

Earnings Per Share

     Net (loss) applicable to common stock in each of the years 2002, 2001 and 2000 was divided by the number of shares outstanding during such period.

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

Recently Issued Accounting Pronouncements

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 will apply to exit or disposal activities initiated by the Company after fiscal 2002.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an Amendment to FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods for transition to SFAS No. 123's fair value method of accounting for stock-based compensation. As amended by SFAS No. 148, SFAS No. 123 also requires additional disclosure regarding stock-based compensation in annual and condensed interim financial statements. The new disclosure requirements are effective immediately.

Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year's presentation.

2.   REAL ESTATE

     The various classifications of real estate owned by Thackeray, all of which is located in Florida, at December 31, 2002 and 2001 were as follows:

                                                       2002          2001
                                                    ----------    ----------
Investment in and advances to real estate
  partnership:
     Investment in partnership....................  $     --      $  546,000
     Receivables from partnership.................        --           9,000
                                                    ----------    ----------
                                                          --         555,000
                                                    ----------    ----------
Investment in real estate:
     Undeveloped land.............................   1,860,000     1,860,000
     Deferred real estate costs...................      91,000        91,000
                                                    ----------    ----------
                                                     1,951,000     1,951,000
                                                    ----------    ----------
Total real estate assets..........................  $1,951,000    $2,506,000
                                                    ==========    ==========

     In 1996, the Company and affiliates of Belz Enterprises ("Belz") entered into an Agreement of Limited Partnership of BT Orlando Limited Partnership ("BT Orlando"), which was revised under certain amendments to the partnership agreement. Brennand-Paige Industries, Inc. ("BPI"), a wholly-owned subsidiary of the Company, and an affiliate of Belz are the general partners in the partnership. Pursuant to this agreement, the Company agreed to contribute approximately 140 acres of its Orlando, Florida property to the Joint Venture
(JV) partnership, which property is valued at $15,246,000 for capital account purposes and which had a historical carrying value of approximately $3.5 million that has been recorded by the partnership. The JV is in the process of developing, constructing and leasing an approximately 925,000 square foot retail and entertainment shopping center complex -- Festival Bay -- on the property which is to consist of approximately 655,000 sq.ft. of anchor and other perimeter tenants and approximately 270,000 sq.ft. of interior small stores. The Company has a 35% general partner interest in the partnership and will also participate in the cash flow, sales proceeds and refinancing proceeds from the operation, financing and disposition of such project. Thackeray Corporation and affiliates of Belz have provided certain guarantees relating to the obligations of their respective general partner affiliates under the partnership agreement. The agreement also contains certain buy-sell provisions among the partners.

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

     In October 2001, the $40 million construction loan was refinanced and additional financing was obtained by the real estate partnership as part of a $104.3 million third party debt facility. A credit agreement with a syndicate of banks allows for borrowings of up to $94.3 million as construction costs are incurred and matures in October 2004. Borrowings under the credit agreement bear interest at rates ranging from LIBOR plus 235 basis point to LIBOR plus 250 basis points. The credit agreement is secured by the real estate development assets, a $2.5 million letter of credit and the pledge of the Company's adjacent 78 acres of land. The credit agreement is guaranteed by affiliates of Belz. Pursuant to the terms of the partnership agreement, the Company has also provided certain indemnification and contribution rights to the extent of its 35% ownership interest in the partnership to the guarantors of the loan in the event that the guarantors are required to perform under the guaranty agreement and the assets that secure the loan are not sufficient to satisfy the Company's pro rata share of the obligation to the guarantors. As of December 31, 2002, the partnership has borrowed approximately $69.3 million under the credit agreement.

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

     The credit agreement contains certain default provisions that require, among others, that the construction of the project be completed by April 2003 and that a significant number of major tenant spaces be fully rented, operating and paying full base rent by April 2003 and thereafter.

     The partnership believes that the construction deadline will be achieved. However, the partnership also believes that the April 2003 major tenant executed lease condition will not be satisfied, but expects to satisfy such lease-up requirement by June 2003. Although discussions are underway with its lenders concerning the April 2003 lease-up requirements, there can be no assurance of successful resolution.

     The credit agreement also contains additional default provisions, not expected to be satisfied, which require certain annualized operating income and small store lease levels be achieved by October 2003. The failure to meet these conditions could accelerate the partnership's loan repayment and could have a substantial adverse effect on the partnership and on the viability of the project. The partnership has commenced preliminary appropriate discussions with its lenders. The principal topic under discussion is determining a new date for satisfying these requirements. There can be no assurance that the partnership will be able to reach an agreement with its lenders.

     Leasing efforts for the project are on-going. A 20 screen Cinemark theatre opened in December 1999, a Bass Pro 163,000 sq. ft. anchor store in June 2000, and a 50,000 sq. ft. Van's Skate Park in January 2002. Leases for approximately 50% of the mall have been executed as of December 31, 2002. The partnership experienced a slow-down in Festival Bay rental activity by mid-year 2001 which worsened in the wake of 9/11 and continued throughout 2002. Orlando tourism was adversely effected, and theme park attendance and hotel occupancy rates dropped. Festival Bay rental activity is expected to remain sluggish pending an economic recovery and an increase in Orlando tourism levels.

     The Partnership has incurred net losses and negative operating cash flows since the inception of operations in 1999, as the project is still being developed and thus has limited operating activity. Accordingly, as of December 31, 2002 Thackeray's balance of its investment in and advances to the partnership have been reduced to zero to reflect its proportionate share of the Partnership's losses.

     The realization of the Company's real estate assets related to the partnership is dependent upon the partnership's meeting the required loan provisions discussed above, the availability of additional funding from the partners to fund any construction cost overruns and any operating deficits and the successful future development, leasing and operation of the real estate project.

     The following are the condensed financial statements of BT Orlando as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 (000's omitted):

                                 BALANCE SHEETS

                                                2002           2001
                                              ---------      --------
Real estate, net..........................    $ 103,271      $ 64,161
Other assets..............................        2,910         3,800
Debt......................................      (79,342)      (40,278)
Other liabilities.........................       (8,245)       (6,058)
Payable to partners.......................         --            --
                                              ---------      --------
Partners' capital.........................    $  18,594      $ 21,625
                                              =========      ========
Partners' capital -- Thackeray............    $    --        $  6,442
                                              =========      ========

                            STATEMENTS OF OPERATIONS

                                                2002           2001         2000
                                              ---------      --------      -------
Rental and other income...................    $   2,719      $  1,907      $ 1,033
Operating expenses........................       (2,202)       (1,599)      (1,477)
Interest expense..........................       (1,474)       (2,688)      (1,832)
Depreciation and amortization expense.....       (3,419)       (2,323)      (1,657)
Extraordinary item........................          (50)         (125)        --
                                              ---------      --------      -------
Net loss..................................    $  (4,426)     $ (4,828)     $(3,933)
                                              =========      ========      =======
Net loss allocation -- Thackeray..........    $  (2,972)     $ (3,059)     $(2,261)
                                              =========      ========      =======

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

     Pursuant to this new letter agreement, the parties have agreed to form a new partnership to develop 22.5 acres of such property as commercial property and 55.5 acres thereof as multi-family residential property, upon completion of the development of the Festival Bay center and obtaining the requisite construction financing. As discussed above, the property has been pledged as additional collateral for the BT Orlando construction loans. The partners in BT Orlando have agreed that the real estate taxes associated with the 78 acres will be paid by BT Orlando while such land serves as additional collateral for its construction loans. The Company, through a subsidiary, and Belz, or one or more of its affiliates, will be 50% owners and general partners of such partnership and the Company will be entitled to certain preferential distributions. The property will be valued at approximately $8.5 million for capital account purposes. The Company has deferred certain real estate costs related to this property, which will be reimbursable pursuant to the letter agreement with Belz, which totaled approximately $91,000 as of December 31, 2002 and 2001.

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

3.   INCOME TAXES

     For the years ended December 31, 2002, 2001 and 2000, the Company reported a consolidated net loss. The Company did not report a current income tax benefit for federal or state purposes, as the Company had a taxable loss for the year and such losses could not be carried back for tax purposes. In addition, the Company did not report a deferred income tax benefit for federal or state purposes, due to the uncertainty as to whether the Company will realize a benefit from such amounts against future taxable income.

     Deferred income taxes are computed based on the differences between the financial reporting carrying amounts and the tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred income tax asset or liability from period to period.

     The Company has recorded deferred tax assets related to its investment in real estate partnership of approximately $900,000 and $150,000 as of December 31, 2002 and 2001, respectively, and related to its net operating loss carryforwards of approximately $4,600,000 and $4,300,000 as of December 31, 2002 and 2001, respectively. However, because it is more likely than not that the deferred tax assets will not be realized, a valuation allowance has been established equal to the full amount of the deferred tax assets.

     As of December 31, 2002, Thackeray had net operating loss carryforwards for Federal income tax purposes of approximately $11,400,000, which can be carried forward to offset future taxable income and expire from 2007 through 2021.

     Nominal amounts of taxes were paid by the Company in 2002, 2001 and 2000.

4.   STOCKHOLDERS' EQUITY

     Changes in stockholders' equity for the years ended December 31, 2002, 2001 and 2000 were as follows:

                                    Common Stock                                      Accumulated
                                 -------------------     Capital                         Other
                                  Number               in Excess of   Accumulated    Comprehensive
                                 of Shares   Amount     Par Value       Deficit          Loss           Total
                                 ---------   ------    ------------   -----------    -------------   -----------
Balance December 31, 1999......  5,107,401  $511,000   $43,542,000    $(33,052,000)    $    --       $11,001,000
Net loss for year..............       --        --            --        (2,491,000)         --        (2,491,000)
                                 ---------  --------   -----------    ------------     ---------     -----------
Balance December 31, 2000......  5,107,401   511,000    43,542,000     (35,543,000)         --         8,510,000
Net loss for year..............       --        --            --        (3,552,000)         --        (3,552,000)
Other comprehensive loss.......       --        --            --              --        (153,000)       (153,000)
                                 ---------  --------   -----------    ------------     ---------     -----------
Balance December 31, 2001......  5,107,401  $511,000   $43,542,000    $(39,095,000)    $(153,000)    $ 4,805,000
Net loss for year..............                                         (1,349,000)                   (1,349,000)
Other comprehensive income.....                                                          153,000         153,000
                                 ---------  --------   -----------    ------------     ---------     -----------
Balance December 31, 2002......  5,107,401  $511,000   $43,542,000    $(40,444,000)    $    --       $ 3,609,000
                                 =========  ========   ===========    ============     =========     ===========

5.   COMMITMENTS

     Thackeray leases office space through 2004. Total rent expense amounted to $31,500 in 2002, 2001 and 2000.

     Future minimum rent payments are as follows:

YEAR                                                        AMOUNT
----                                                        ------
2003......................................................  $24,000
2004......................................................   24,000

6.   BUSINESS SEGMENTS

     The operations are comprised exclusively of real estate, which is managed as one segment.

STOCKHOLDER REFERENCE

AVAILABILITY OF FORM 10-K

  Stockholders may obtain a copy of Thackeray's Annual Report on Form 10-K for the year ended December 31, 2002, without exhibits, free of charge by writing to the Assistant Secretary,
  Thackeray Corporation,
  350 Fifth Avenue, Suite 2723
  New York, New York 10118

REGISTRAR AND TRANSFER AGENT
  Mellon Investor Services
  85 Challenger Road
  Ridgefield Park, NJ 07660

INDEPENDENT PUBLIC ACCOUNTANTS

  Lazar Levine & Felix LLP
  New York, New York

GENERAL COUNSEL

  Weil, Gotshal & Manges LLP
  New York, New York

MARKET FOR THACKERAY'S COMMON STOCK AND
RELATED STOCKHOLDER MATTERS

  Since October 16, 2002 the Company's common stock has been traded on the Over the Counter Bulletin Board under the Symbol THKY. Prior thereto, the Company's common stock was traded on the American Stock Exchange under the Symbol THK.

                                      Quarter Ended
                      ---------------------------------------------
                                              September   December
                      March 31     June 30       30          31
                      --------     -------    ---------   --------
       2002  High       2.75        3.25        2.00        1.81
             Low        2.05        1.75        1.65         .50
       2001  High       2.25        2.75        2.80        2.40
             Low        2.00        2.30        2.36        1.90

  As of the close of business on March 1, 2003, there were approximately 1,300 holders of record of Thackeray's common stock.

  During the three years ended December 31, 2002, no dividends were paid on Thackeray's common stock.

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

MOSES ROTHMAN(2)
Chairman, Black Inc. A.G., a film distributor
London, England

OFFICERS

MARTIN J. RABINOWITZ
Chairman of the Board and President

JULES ROSS
Vice President, Finance, Treasurer and Secretary

EXECUTIVE OFFICE

350 Fifth Avenue, Suite 2723
New York, New York 10118
(212) 564-3393

(1) Member of Executive Committee and Nominating Committee
(2) Member of Audit Committee
                                        18