Form 10-K, Exhibit 13
period 2003-12-31
THACKERAY CORP
filed 2004-03-29
CIK 354639

EXHIBIT 13

                             THACKERAY CORPORATION

                                 ANNUAL REPORT

                                      2003

THE COMPANY

     Thackeray Corporation is a Delaware corporation which holds an investment in a real estate partnership.

                                                           THACKERAY CORPORATION

DEAR STOCKHOLDER:

     Thackeray's principal investment is in the Joint Venture (JV) it entered into in 1996 with Belz Enterprises to develop Thackeray's Orlando, Florida acreage. Development and construction of the initial phase of the JV -- Festival Bay, an approximately 925,000 sq.ft. retail/entertainment center residing on 140 acres of the Orlando Property -- commenced in 1998. The first anchor tenant, a Cinemark 20 screen movie theatre, opened in December 1999. Sporting goods retailer, Bass Pro, opened its 163,000 sq.ft. facility in June 2000 and a 50,000 sq.ft. Van's Skatepark opened in January 2002. By December 31, 2003, approximately 60% of the planned 925,000 sq.ft. were leased. As at March 22, 2004 approximately 610,000 sq.ft. were leased.

     For their third year in a row two of the anchor tenants, Bass Pro and Cinemark, experienced significant year-to-year increases in volume while Van's sales remained constant. Rental activity remained sluggish, although some pick-up was experienced after the Spring 2003 official opening of Festival Bay. A slow down in Orlando rental activity started in early 2001 and worsened in the wake of 9/11 and the consequent reduction in Florida tourism. Orlando theme park attendance and hotel occupancy rates were virtually unchanged in 2003 and have yet to return to pre-2001 levels.

     Although tenants at Festival Bay which have been open for over one year, have experienced fairly strong sales, it is critical to the project's success that it lease up in accordance with projections. Failure to do so could have a substantial adverse effect on the viability of the project. The immediate problem the Joint Venture is facing, other than the slow pace of its leasing activity, is to satisfy certain November 2004 loan covenant requirements for the extension of the loan beyond January 2, 2005. Thackeray's other asset is a 78-acre tract adjacent to Festival Bay which is pledged to secure the mortgages encumbering Festival Bay. Thackeray has a limited cash balance on hand and its ability to raise additional cash is restricted because of the security pledge of the 78-acre tract.

                                        Very truly yours,

                                        [/s/ Martin J. Rabinowtiz]

                                        MARTIN J. RABINOWITZ
                                        Chairman of the Board

New York, New York
March 22, 2004

SELECTED FINANCIAL DATA
FIVE YEAR SUMMARY

     The following tabulation presents selected financial data for Thackeray for each of the five years in the period ended December 31, 2003 (amounts stated in thousands except for per share data):

                                             2003     2002      2001      2000      1999
                                             ----     ----      ----      ----      ----
Real estate revenues.....................   $  --    $   --    $   --    $   --    $   837
Net income (loss)........................     (383)   (1,349)   (3,552)   (2,491)       89
Net income (loss) per share..............     (.07)     (.26)     (.70)     (.49)      .02
Total assets.............................    3,310     3,978     5,183     8,907    11,433
Real estate assets.......................    1,951     1,951     2,506     4,004     6,255
Stockholders' equity.....................    3,226     3,609     4,805     8,510    11,001

     No dividends were declared on Thackeray's common stock during the period covered by this tabulation.

QUARTERLY FINANCIAL DATA (UNAUDITED)

     Financial data for interim periods were as follows (amounts stated in thousands except for per share data):

                                              MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                              --------    -------    ------------    -----------
2003
  Real estate revenues......................   $ --        $ --         $ --            $ --
  Loss from real estate.....................     --          --           --              --
  Net income (loss).........................    (134)       (186)        (164)            101
  Net income (loss) per share...............    (.03)       (.04)        (.03)            .03
2002
  Real estate revenues......................   $ --        $ --         $ --            $ --
  Loss from real estate.....................    (638)       (162)         --               92
  Net loss..................................    (670)       (341)        (170)           (168)
  Net loss per share........................    (.13)       (.07)        (.03)           (.03)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     The Company believes that its current cash balance will be sufficient to fund its requirements for the balance of 2004. Unless the Company is able to obtain a cash infusion through the sale of assets or third party debt or equity financing, however, most, if not all, of the Company's cash balance will be depleted during 2005.

     As more fully described in Note 2, in September 1999, the Company's real estate partnership closed $40 million of construction financing and simultaneously the Company deeded 140 acres of its Orlando, Florida property with a basis of $3.471 million to the BT Orlando Limited Partnership (the "Partnership"). The Company also pledged its remaining contiguous 78 acres as additional collateral to secure the construction loan.

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

     The Partnership has incurred net losses and negative operating cash flows since the inception of operations in 1999, as the project has experienced limited operating activity. Accordingly, as of December 31, 2002, Thackeray's balance of its investment in and advances to the Partnership was reduced to zero, thereby reflecting the Company's proportionate share of the Partnership's losses. Pursuant to the terms of the partnership agreement, the Company is not required to provide additional funding to the Partnership for any development cost overruns or any operating deficits.

     At December 31, 2003, the Company had no commitments for capital expenditures.

     We expect rental activity for the Partnership to remain sluggish pending an economic recovery and an increase in Orlando tourism to pre-9/11 levels.

     The Partnership was in default of provisions of its credit agreement as amended which required certain annualized operating income and small store lease levels be achieved by October 2003. The lenders under the credit agreement and the mezzanine lender waived such defaults and an amendment to such provisions was agreed to in January 2004. The amendment extends the maturity date of the credit agreement and that of the $10,000,000 mezzanine loan from October 1, 2004 to January 2, 2005, but provides for an additional extension of 1 year to January 2, 2006 if, by November 30, 2004, the Partnership is receiving monthly base rent from signed leases of $800,000 and has achieved an 80% occupancy rate from tenants open for business. The Partnership is unlikely to satisfy both of the November 30, 2004 requirements.

OFF BALANCE SHEET ARRANGEMENT

     As mentioned above, the Company pledged its 78 acres, which are contiguous to the Partnership's 140 acres, as additional collateral to the Partnership's loan. The 78 acres, at an historical cost of $1.95 million, represent the most significant asset on the Company's balance sheet and would be at risk in the event of a loan default by the Partnership. Pursuant to the terms of the partnership agreement, the Company has also provided certain indemnification and contribution rights to the extent of its 35% ownership interest in the Partnership to the guarantors of the loan in the event that the guarantors are required to perform under the guaranty agreement and the assets that secure the loan are not sufficient to satisfy the Company's pro rata share of the obligation to the guarantors. The mezzanine loan is secured by a pledge of the partners' ownership interest in the Partnership, and the stock of the Belz general partner. See footnote 2 to the Notes to Consolidated Financial Statements contained in this Report for additional information.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table reflects contractual obligations as of December 31, 2003:

                                                           PAYMENTS DUE BY PERIOD
                                              -------------------------------------------------
                                                         LESS THAN     1-3       3-5      MORE
CONTRACTUAL OBLIGATIONS                        TOTAL      1 YEAR      YEARS     YEARS    THAN 5
-----------------------                        -----     ---------    -----     -----    ------
Long-Term Debt Obligations..................       --          --         --      --        --
Capital Lease Obligations...................       --          --         --      --        --
Operating Lease Obligations.................  $26,000     $24,000     $2,000      --        --
Purchase Obligations........................       --          --         --      --        --
Other Long-Term Liabilities Reflected on the
  Balance Sheet under GAAP..................       --          --         --      --        --

     Operating Lease Obligations relates to the Company's lease for office space through January 2005.

RESULTS OF OPERATIONS
  2003 vs. 2002

     The Company did not share in the net losses of the Partnership during 2003 as its investment in and advances to the Partnership were reduced to zero in 2002.

     General and administrative expenses for 2003 are stated net of a write-off of previously over accrued liabilities, principally taxes, of approximately $300,000. Remaining general and administrative expenses were largely unchanged from those of 2002 with the exception of insurance which increased approximately $50,000 in 2003 vs. 2002.

     Interest income was $15,000 in 2003 and $34,000 in 2002. The decrease results from the Company's maintaining lower available cash investment balances and receiving lower yields on invested funds.
  2002 vs. 2001

     The Company's share of the net losses of the Partnership was $708,000 in 2002 versus $3,102,000 in 2001. The losses reflect that the property was being developed and not fully operational.

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

FORWARD LOOKING INFORMATION

     This Annual Report contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based upon management's expectations, estimates, projections and assumptions. Words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", and variations of such words and similar expressions are intended to identify such forward looking statements which include, but are not limited to, projections of capital expenditures, earnings, income taxes payable, financing and capital infusions. These forward looking statements are subject to risks and uncertainties which could cause the Company's actual results or performance to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to the following: obtaining additional financing to fund future operating requirements, general risks affecting the real estate industry, including the need to enter into new leases or renew leases on unfavorable terms to generate rental revenues, competition for tenants from other owners of retail properties, competition from other retailers, successful operations by and the financial condition of tenants, particularly major tenants, adverse changes in Orlando, Florida and national economic and market conditions, ability to achieve financial requirements necessary for extension of the Partnership's credit agreement beyond January 2, 2005, and access to and adequacy of financing to complete the Company's Festival Bay project in Orlando, Florida. Any further terrorist attacks or armed conflicts may directly impact the Company's properties or such attacks or conflicts may cause consumer spending to decrease or result in increased volatility in the United States financial markets. Any of these occurrences could have a material adverse impact on the Company.

                          INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
   THACKERAY CORPORATION
   NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheets of Thackeray Corporation (a Delaware corporation) and subsidiary (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company's most significant assets relate to its investment in a real estate partnership. As further discussed in Note 2, during 2001 the real estate partnership entered into a new construction loan agreement which was further amended in January 2004 to extend the maturity date of the loans. The amendment also provides for an additional extension to January 2, 2006, if, by November 30, 2004, the partnership is receiving monthly base rent of $800,000 and has achieved an 80% occupancy rate. The partnership's plans in regard to tenant leasing are described in Note 2. The Company has pledged certain assets as additional collateral to the lender. In addition, the Company has provided certain indemnification and contribution rights, to the extent of its 35% general partner interest in the partnership, to the guarantors of the loan. There can be no assurance that the real estate partnership will be able to achieve the financial requirements necessary for extension of the partnership's credit agreement beyond January 2, 2005. The partnership's failure to meet the financial requirements would result in the loan coming due on January 2, 2005, which could have a material adverse effect on the partnership and on the Company.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thackeray Corporation and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

                                          LAZAR LEVINE & FELIX LLP

NEW YORK, NEW YORK
MARCH 12, 2004

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

                                          LOGO
                                          ARTHUR ANDERSEN LLP

New York, New York
April 9, 2002

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

                                                                  2003            2002
                                                                  ----            ----
ASSETS:
  Cash and cash equivalents.................................  $  1,298,000    $  1,983,000
  Investment in and advances to real estate partnership
     (Note 2)...............................................       --              --
  Investments in real estate (Note 2).......................     1,951,000       1,951,000
  Other assets..............................................        61,000          44,000
                                                              ------------    ------------
Total Assets................................................  $  3,310,000    $  3,978,000
                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Accounts payable and accrued expenses.....................  $     24,000    $    248,000
  Other liabilities.........................................        60,000         121,000
                                                              ------------    ------------
          Total liabilities.................................        84,000         369,000
                                                              ------------    ------------
  Commitments (Note 5)......................................
  Stockholders' equity (Note 4):
     Common stock, $.10 par value (20,000,000 shares
       authorized; 5,107,401 shares issued and
       outstanding).........................................       511,000         511,000
     Capital in excess of par value.........................    43,542,000      43,542,000
     Accumulated deficit....................................   (40,827,000)    (40,444,000)
     Accumulated other comprehensive loss...................       --              --
                                                              ------------    ------------
          Total stockholders' equity........................     3,226,000       3,609,000
                                                              ------------    ------------
Total Liabilities and Stockholders' Equity..................  $  3,310,000    $  3,978,000
                                                              ============    ============

      The accompanying notes are an integral part of these Balance Sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                2003          2002           2001
                                                                ----          ----           ----
REVENUES FROM REAL ESTATE                                    $   --        $   --         $   --

EXPENSES OF REAL ESTATE:
  Equity in net loss from real estate partnership..........      --            708,000      3,102,000
                                                             ----------    -----------    -----------
          Total real estate expenses.......................      --            708,000      3,102,000
                                                             ----------    -----------    -----------
  (Loss) from real estate..................................      --           (708,000)    (3,102,000)
  General and administrative expenses......................    (398,000)      (675,000)      (615,000)
  Interest.................................................      15,000         34,000        165,000
                                                             ----------    -----------    -----------
  (Loss) before income taxes...............................    (383,000)    (1,349,000)    (3,552,000)
  Income taxes.............................................      --            --             --
                                                             ----------    -----------    -----------
          Net (loss).......................................  $ (383,000)   $(1,349,000)   $(3,552,000)
                                                             ==========    ===========    ===========

NET (LOSS) PER SHARE:
  Net (loss) per share.....................................  $     (.07)   $      (.26)   $      (.70)
                                                             ==========    ===========    ===========
  Number of shares.........................................   5,107,401      5,107,401      5,107,401
                                                             ==========    ===========    ===========

COMPREHENSIVE (LOSS):
  Net (loss)...............................................  $ (383,000)   $(1,349,000)   $(3,552,000)
  Other comprehensive income (loss):
          Equity in other comprehensive loss from real
            estate partnership relating to cash flow
            hedges.........................................      --            153,000       (153,000)
          Income taxes.....................................      --            --             --
                                                             ----------    -----------    -----------
          Other comprehensive loss, net of tax.............      --            153,000       (153,000)
                                                             ----------    -----------    -----------
  Comprehensive (loss).....................................  $ (383,000)   $(1,196,000)   $(3,705,000)
                                                             ==========    ===========    ===========

        The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                2003          2002          2001
                                                                ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss)...............................................  $  (383,000)  $(1,349,000)  $(3,552,000)
  Adjustments to reconcile net (loss) to net cash used in
     operating activities:
       Equity in net loss from real estate partnership.....      --            708,000     3,102,000
       Write-off of over-accrued liabilities...............     (304,000)      --            --
       Changes in operating assets and liabilities:
       Increase (decrease) in accounts payable and accrued
          liabilities......................................       19,000        (9,000)      (19,000)
       Decrease (increase) in other assets.................      (17,000)      (23,000)        3,000
                                                             -----------   -----------   -----------
          Net cash used in operating activities............     (685,000)     (673,000)     (466,000)
                                                             -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in real estate partnership....................      --            --         (1,750,000)
  Increase in receivables from real estate partnership.....      --            --             (7,000)
                                                             -----------   -----------   -----------
          Net cash by (used in) investing activities.......      --            --         (1,757,000)
                                                             -----------   -----------   -----------
       (Decrease) in cash and cash equivalents.............     (685,000)     (673,000)   (2,223,000)
  Cash and cash equivalents -- beginning of year...........    1,983,000     2,656,000     4,879,000
                                                             -----------   -----------   -----------
  Cash and cash equivalents -- end of year.................  $ 1,298,000   $ 1,983,000   $ 2,656,000
                                                             ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
  Land contributed to real estate partnership..............      --            --            --
                                                             ===========   ===========   ===========
  Receivables contributed to real estate partnership.......  $   --        $   --        $     8,000
                                                             ===========   ===========   ===========

        The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

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

Earnings Per Share

     Net (loss) applicable to common stock in each of the years 2003, 2002 and 2001 was divided by the number of shares outstanding during such period.

Revenue Recognition

     Profit on sales of real estate is recognized in full when the profit is determinable, an adequate down payment has been received, collectability of the sales price is reasonably assured and the earnings process is substantially complete. If the sales transaction does not meet the criteria, all profit or a portion thereof is deferred until such criteria are met. The Company has not recognized any revenues during the three-year period ended December 31, 2003.

Accounting Estimates

     The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

     Comprehensive income (loss) includes net income (loss) plus other comprehensive income (loss), presented net of taxes. Other comprehensive income
(loss) represents the Company's equity in other comprehensive income (loss) from the real estate partnership relating to derivative instruments, specifically the interest rate swaps designated as cash flow hedges.

     In 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as subsequently amended. This statement provides that all derivative instruments should be recognized as either assets or liabilities depending on the rights and obligations under the contract and that all derivative instruments be measured at fair value. The impact on the Company's consolidated financial statements upon adoption of this statement, relating to the Company's investment in its real estate partnership, was approximately $153,000 and is reflected in the other comprehensive loss recorded for the 2001 year.

Recently Issued Accounting Pronouncements

     In May 2003, Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," was issued effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The adoption of SFAS No. 150 did not result in the reclassification of any financial instruments in the Company's financial statements.

     In April 2003, SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was issued effective for contracts entered into or modified after June 30, 2003, with certain exceptions. This statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." The Company does not currently engage in hedging activities and the adoption of this statement did not have any effect on its financial statements.

     In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. The interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of operations of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. In December 2003, the FASB issued FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities -- an interpretation of ARB 51 (revised December 2003)" ("FIN No. 46R"), which includes significant amendments to previously issued FIN No. 46. Among other provisions, FIN No. 46R includes revised transition dates for public entities. The Company is now required to adopt the provisions of FIN No. 46R no later than the end of the first reporting period that ends after March 15, 2004. The adoption of this interpretation is not expected to have a material effect on the Company's financial statements or results of operations.

Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year's presentation.

2.   REAL ESTATE

     The various classifications of real estate owned by Thackeray, all of which is located in Florida, at December 31, 2003 and 2002 were as follows:

                                                       2003          2002
                                                    ----------    ----------
Investment in real estate:
     Undeveloped land.............................  $1,860,000    $1,860,000
     Deferred real estate costs...................      91,000        91,000
                                                    ----------    ----------
                                                     1,951,000     1,951,000
                                                    ----------    ----------
Total real estate assets..........................  $1,951,000    $1,951,000
                                                    ==========    ==========

     In 1996, the Company and affiliates of Belz Enterprises ("Belz") entered into an Agreement of Limited Partnership of BT Orlando Limited Partnership ("BT Orlando"), which was revised under certain amendments to the partnership agreement. Brennand-Paige Industries, Inc. ("BPI"), a wholly-owned subsidiary of the Company, and an affiliate of Belz are the general partners in the partnership. Pursuant to this agreement, the Company agreed to contribute approximately 140 acres of its Orlando, Florida property to the Joint Venture
(JV) partnership, which property is valued at $15,246,000 for capital account purposes and which had a historical carrying value of approximately $3.5 million that has been recorded by the partnership. The JV is in the process of developing, constructing and leasing an approximately 925,000 square foot retail and entertainment shopping center complex -- Festival Bay -- on the property which is to consist of approximately 625,000 sq.ft. of anchor and other perimeter tenants and approximately 300,000 sq.ft. of interior small stores. The Company has a 35% general partner interest in the partnership and will also participate in the cash flow, sales proceeds and refinancing proceeds from the operation, financing and disposition of such project. Thackeray Corporation and affiliates of Belz have provided certain guarantees relating to the obligations of their respective general partner affiliates under the partnership agreement. The agreement also contains certain buy-sell provisions among the partners.

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

     In October 2001, the $40 million construction loan was refinanced and additional financing was obtained by the real estate partnership as part of a $104.3 million third party debt facility. A credit agreement with a syndicate of banks allows for borrowings of up to $94.3 million as construction costs are incurred and matures in October 2004. Borrowings under the credit agreement bear interest at rates ranging from LIBOR plus 235 basis point to LIBOR plus 250 basis points. The credit agreement is secured by the real estate development assets, a $2.5 million letter of credit and the pledge of the Company's adjacent 78 acres of land. The credit agreement is guaranteed by affiliates of Belz. Pursuant to the terms of the partnership agreement, the Company has also provided certain indemnification and contribution rights to the extent of its 35% ownership interest in the partnership to the guarantors of the loan in the event that the guarantors are required to perform under the guaranty agreement and the assets that secure the loan are not sufficient to satisfy the Company's pro rata share of the obligation to the guarantors. As of December 31, 2003, the partnership has borrowed approximately $85 million under the credit agreement.

     In addition to the credit agreement, the partnership has also entered into a $10 million mezzanine loan which bears interest at 16.5% and matures in January 2005. The full amount of the loan has been outstanding since December 31, 2001. The mezzanine loan is secured by a pledge of the partners' ownership interest in the real estate partnership, and the stock of the Belz general partner. In addition, the mezzanine loan is secured by a second priority lien on the partnership's real estate assets.

     The Partnership was in default of provisions of its credit agreement as amended which required certain annualized operating income and small store lease levels be achieved by October 2003. The lenders under the credit agreement and the mezzanine lender waived such defaults and an amendment to such provisions was agreed to in January 2004. The amendment extends the maturity date of the credit agreement and that of the mezzanine loan from October 1, 2004 to January 2, 2005, but provides for an additional extension of 1 year to January 2, 2006 if, by November 30, 2004, the partnership is receiving monthly base rent from signed leases of $800,000 and has achieved an 80% occupancy rate from tenants open for business. The Partnership is unlikely to satisfy both of the November 30, 2004 requirements.

     Development efforts largely were completed in mid-2003 and leasing efforts for the project are on-going. A 20 screen Cinemark theatre opened in December 1999, a Bass Pro 163,000 sq. ft. anchor store opened in June 2000, and a 50,000 sq. ft. Van's Skate Park opened in January 2002. Leases for approximately 60% of the mall have been executed as of December 31, 2003. Both Cinemark and Bass Pro experienced increases in volume in 2003 over 2002 while Van's activity remained relatively flat.

     The Partnership experienced a slow down in rental activity by mid-year 2001, which worsened in the wake of the September 11 terrorist attacks. Orlando tourism was adversely affected and theme park attendance and hotel occupancy rates dropped substantially and have yet to return to pre 9/11 levels. Visitors to the Orlando area (per Global Insight, Inc.) increased by approximately 2.5% in 2003 as compared with 2002 while theme park attendance was flat for the period (per Amusement Business Trade Association). However, according to the Florida Retail Federation, its Florida Retail Index halted its descent in mid year 2003 and turned around with positive results for three consecutive quarters through the first quarter of 2004. The Orlando region is the second highest regional component of the Index. Proof of the retail growth is the 12.9% increase in sales tax collections for January 2004 as compared with January 2003.

     The Partnership has incurred net losses and negative operating cash flows since the inception of operations in 1999, as the project has experienced limited operating activity. Accordingly, as of December 31, 2002 Thackeray's balance of its investment in and advances to the partnership were reduced to zero to reflect its proportionate share of the Partnership's losses.

     The realization of the Company's real estate assets related to the partnership is dependent upon the partnership's meeting the required loan provisions discussed above, the availability of additional funding from the partners to fund any construction cost overruns and any operating deficits and the successful future development, leasing and operation of the real estate project.

     The following are the condensed financial statements of BT Orlando as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 (000's omitted):

                                 BALANCE SHEETS

                                                2003           2002
                                              ---------      --------
Real estate, net..........................    $ 118,147      $103,271
Other assets..............................        2,599         2,910
Debt......................................      (96,974)      (79,342)
Other liabilities.........................       (4,609)       (8,245)
Payable to partners.......................         --            --
                                              ---------      --------
Partners' capital.........................    $  19,163      $ 18,594
                                              =========      ========
Partners' capital -- Thackeray............    $    --        $   --
                                              =========      ========

                             STATEMENTS OF OPERATIONS
                                                2003           2002         2001
                                              ---------      --------      -------
Rental and other income...................    $   3,943      $  2,719      $ 1,907
Operating expenses........................       (5,856)       (2,202)      (1,599)
Interest expense..........................       (5,967)       (2,416)      (2,688)
Depreciation and amortization expense.....       (5,006)       (2,527)      (2,323)
Extraordinary item........................         --            --           (125)
                                              ---------      --------      -------
Net loss..................................    $ (12,886)     $ (4,426)     $(4,828)
                                              =========      ========      =======
Net loss allocation -- Thackeray..........    $  (3,473)     $ (2,972)     $(3,059)
                                              =========      ========      =======

     Pursuant to an August 2001 letter agreement by the partners concerning the future development by the partners of the approximately 78 acres owned by Thackeray which are contiguous to the 140 Festival Bay acres, the partners were to agree upon conceptual construction plans, an overall development plan and a development budget for the 78 acres on or before June 30, 2003. In the absence of such an agreement between the parties, the August 2001 letter agreement automatically terminated. June 30, 2003 passed without such a mutual understanding, thereby voiding the agreement and any rights Thackeray's partners may have had to the contiguous 78 acres.

3.   INCOME TAXES

     For the years ended December 31, 2003, 2002 and 2001, the Company reported a consolidated net loss. The Company did not report a current income tax benefit for federal or state purposes, as the Company had a taxable loss for the year and such losses could not be carried back for tax purposes. In addition, the Company did not report a deferred income tax benefit for federal or state purposes, due to the uncertainty as to whether the Company will realize a benefit from such amounts against future taxable income.

     Deferred income taxes are computed based on the differences between the financial reporting carrying amounts and the tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred income tax asset or liability from period to period.

     The Company has recorded deferred tax assets related to its investment in the real estate partnership of approximately $900,000 as of December 31, 2003 and 2002, and related to its net operating loss carryforwards of approximately $4,840,000 and $4,600,000 as of December 31, 2003 and 2002, respectively.
However, because it is more likely than not that the deferred tax assets will not be realized, a valuation allowance has been established equal to the full amount of the deferred tax assets.

     As of December 31, 2003, Thackeray had net operating loss carryforwards for Federal income tax purposes of approximately $12,000,000, which can be carried forward to offset future taxable income and expire from 2007 through 2022.

     Nominal amounts of taxes were paid by the Company in 2003, 2002 and 2001.

4.   STOCKHOLDERS' EQUITY

     Changes in stockholders' equity for the years ended December 31, 2003, 2002 and 2001 were as follows:

                                    Common Stock                                      Accumulated
                                 -------------------     Capital                         Other
                                  Number               in Excess of   Accumulated    Comprehensive
                                 of Shares   Amount     Par Value       Deficit          Loss           Total
                                 ---------   ------    ------------   -----------    -------------   -----------
Balance December 31, 2000......  5,107,401  $511,000   $43,542,000    $(35,543,000)    $    --       $ 8,510,000
Net loss for year..............       --        --            --        (3,552,000)         --        (3,552,000)
Other comprehensive loss.......       --        --            --              --        (153,000)       (153,000)
                                 ---------  --------   -----------    ------------     ---------     -----------
Balance December 31, 2001......  5,107,401   511,000    43,542,000     (39,095,000)     (153,000)      4,805,000
Net loss for year..............                                         (1,349,000)                   (1,349,000)
Other comprehensive income.....                                                          153,000         153,000
                                 ---------  --------   -----------    ------------     ---------     -----------
Balance December 31, 2002......  5,107,401   511,000    43,542,000     (40,444,000)         --         3,609,000
Net loss for year..............                                           (383,000)                     (383,000)
                                 ---------  --------   -----------    ------------     ---------     -----------
Balance December 31, 2003......  5,107,401  $511,000   $43,542,000    $(40,827,000)    $    --       $ 3,226,000
                                 =========  ========   ===========    ============     =========     ===========

5.   COMMITMENTS

     Thackeray leases office space through January 2005. Total rent expense amounted to $24,000 in 2003 and $31,500 in 2002 and 2001.

     Future minimum rent payments are as follows:

YEAR                                                        AMOUNT
----                                                        ------
2004......................................................  $24,000
2005......................................................  $ 2,000

6.   BUSINESS SEGMENTS

     The operations are comprised exclusively of real estate, which is managed as one segment.

STOCKHOLDER REFERENCE

AVAILABILITY OF FORM 10-K

  Stockholders may obtain a copy of Thackeray's Annual Report on Form 10-K for the year ended December 31, 2003, without exhibits, free of charge by writing to the Assistant Secretary,
  Thackeray Corporation,
  350 Fifth Avenue, Suite 2723
  New York, New York 10118

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

                                      Quarter Ended
                      ---------------------------------------------
                                              September   December
                      March 31     June 30       30          31
                      --------     -------    ---------   --------
       2003  High       1.55        1.65        1.47        1.18
             Low        1.25        1.20        1.11         .81
       2002  High       2.75        3.25        2.00        1.81
             Low        2.05        1.75        1.65         .50

  As of the close of business on March 1, 2003, there were approximately 1,300 holders of record of Thackeray's common stock.

  During the three years ended December 31, 2003, no dividends were paid on Thackeray's common stock.

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